0/19

05011899

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starpharma

*CURRENT ADDRESS

PROCESSED

OCT 21 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34838 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 10/19/05

ARLS
6-30-05

annual review 05

File No. 82-34832



starpharma

leading the World in nanomedicine



This Annual Review has been published in conjunction with the 2005 Annual Report of Starpharma Holdings Ltd, which contains all of the information required to be disclosed under the Corporations Act 2001 and by the Australian Stock Exchange.

Starpharma uses dendrimer nanotechnology to discover, develop and commercialise pharmaceuticals for serious human illnesses.

Starpharma's lead product is VivaGel™, a vaginal microbicide gel with the potential to prevent the transmission of genital herpes, HIV and other sexually transmitted infections. VivaGel™ is intended to fill the need for a product that offers safety from infection and peace of mind during intercourse whilst being discreet and convenient. Research suggests that the demand for such a product in North America and Europe is very significant and Starpharma believes VivaGel™ will have a major impact in this region. VivaGel™ is a versatile product with applications beyond the stand-alone gel.

welcome

The opportunities to create innovative products with dendrimers are very wide indeed. Beyond VivaGel™, Starpharma's strategy is to focus resources on a well defined discovery portfolio that promises valuable products capitalising on the unique properties of dendrimers.

achievements

2004

September > Starpharma leads $US5.4M NIH funded project to develop a preventative treatment for HIV and other STIs, collaborating on the project with ReProtect, Inc. (Baltimore, USA), the developer of the microbicide, BufferGel™.

December > Clinical study data shows Starpharma's VivaGel™ is safe for expanded trials.

December > Forbes/Wolfe names Starpharma's VivaGel™ clinical trial one of the "Top 5 Nanotech breakthroughs of 2004".

2005

January > A significant endorsement of Starpharma and Dendritic Nanotechnologies, Inc. (DNT) when The Dow Chemical Company assigns its entire dendrimer nanotech portfolio to DNT for a 30% share of DNT equity.

January > Starpharma's ADRs added to Forbes/Wolfe Nanotech Report's "Nanosphere" of leading nanotechnology stocks. The Nanosphere recognises "early leaders in nanotechnology, and as such, should interest investors seeking to orient their portfolios toward this revolutionary technology." Other members of the list include HP and IBM.

February > Anadis Ltd (Melbourne, Vic) and Starpharma begin collaboration on respiratory protection and biodefense applications.

March > Starpharma and Industrial Research Ltd (Wellington, NZ) establish Joint Venture to commercialise glycodendrimers as pharmaceuticals.

March > Starpharma is a founding investor in Dimerix Bioscience Pty Ltd (Perth, WA), a new biotechnology company commercialising GPCR acting dendrimers.

April > Starpharma receives grant from Australian Government's Pharmaceutical Partnerships Program (P3) for product development (up to $5.5M over four years).

June > After an exceptional first 6 months of the ADR program, 5% of the company has been acquired by US investors, confirming a strong appetite for Starpharma's equity in North America.

August > Starpharma recognised at an international level by the independent market analysis organisation, Frost & Sullivan, with an award for leadership in growth strategy.


success
Results of Phase 1 human clinical trials indicate that VivaGel™ is safe, well tolerated and suitable to be developed as a vaginal microbicide for the prevention of HIV.

chairman's report



Dear Shareholder,

It is now two years since I joined the board of Starpharma as Chairman, and in that time I have come to appreciate the significance and unique position of this Australian company in the exceptionally promising field of bio-nanotechnology.

Starpharma is pioneering the application of dendrimers – nano-sized branching chemical structures – in multiple fields of human health, and has completed significant milestones over the past twelve months. The Company has a strong pipeline of products, of which the leading product in development is VivaGel™, a microbicide or formulation designed to significantly reduce the incidence of sexually transmitted infections. VivaGel™ is initially targeted at genital herpes and HIV. We see tremendous market potential in the USA and Europe for this product, as well as an enormous need in the world more widely.

VivaGel™ successfully completed its first clinical trial last December, becoming the first dendrimer-based pharmaceutical to enter human clinical testing under a US Food and Drug Administration Investigational New Drug Application. This achievement led to VivaGel™ being recognised as one of the Top 5 Nanotech Breakthroughs of 2004 by US Investor magazine, "The Forbes/Wolfe Nanotech Report". The Company is now in advanced planning for further human trials to take VivaGel™ to the next stage.

I see Starpharma's achievements as founded upon four main strengths: the dendrimer platform, which yields a pipeline rather than a single candidate; a strong portfolio of IP allowing Starpharma to protect its valuable breakthroughs; the partnerships forged with capable and effective organisations leading to assets such as DNT and Dimerix; and above all on its people. The Company has developed a technical team which leads the world in dendrimer bio-nanotechnology, and there is a depth of management expertise and experience that is exceptional for a company of this size. The Board of Directors is very supportive of the management team and is committed to assisting them in making Starpharma realise its full potential.

Finally, I would like to thank shareholders for recognising Starpharma's great potential and for your continued support, which will enable Starpharma to achieve commercial success in its most exciting and worthwhile endeavour.

Peter T Bartels *AO* CHAIRMAN

...internationally competitive for funding, collaboration and investment.

results



ceo's report



Dear Shareholder,

It is my pleasure to update you on the substantial progress made at Starpharma over the last 12 months.

I believe that products based on Starpharma's dendrimer nanotechnology will have a lasting global impact. Recognising a rapidly increasing international interest in Starpharma, we introduced a Level 1 American Depository Receipt (ADR) program via the Bank of New York this year. This made Starpharma equity available in a convenient form to US investors for the first time. The figure (below) illustrates the exceptional response we enjoyed: within 6 months 5% of Starpharma's equity was in the hands of US investors. This commitment by US investors, together with new partnerships for Starpharma this year, encourages us to believe that we have reached a stage where we are internationally competitive for funding, collaboration and investment in general.

For some time now we have held the view that a vaginal microbicide represents the most practical and effective means of combating epidemic sexually transmitted infections such as genital herpes and HIV. This view is fast becoming mainstream in medical[1] and policy making[2] circles and we find the spotlight of attention is increasingly upon us and upon VivaGel™, our first contribution to this field. This sea-change is timely for Starpharma: VivaGel™ has now been successfully tested in a Phase 1 trial. The results are all that we would wish (ASX Announcement "Clinical Study Shows Starpharma's VivaGel™ is Safe" Starpharma, Dec 04) and position us well to embark upon broader studies.

During the year we have continued to review our discovery program to identify the key areas in which Starpharma will invest in the short to medium term. We now have a product-focused, market-oriented pipeline that we believe will allow us to repeatedly deliver innovative, valuable products. We are pleased to present this streamlined discovery portfolio to you on pages 11 and 12.

Looking forward, I see our priorities to be: advancing VivaGel™ through clinical trials; identifying new commercial opportunities for VivaGel™ beyond its stand-alone use, some of them perhaps earlier than would be achievable with a product that followed full drug-approval route; continuing to secure public funding for product development to maximise the impact of investor capital; and ensuring that the company is well positioned to capitalise on arising opportunities that both match our objectives and provide the best of returns for shareholders.

I look forward to keeping you up to date with progress against these objectives through the coming year.



John W Raff *PhD* CHIEF EXECUTIVE OFFICER


ADRs ON ISSUE
600000
500000
400000
300000
200000
100000
0
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05

Uptake of Starpharma's American Depositary Receipts in the six months since introduction

[1] *"Topical Microbicides Become Topical" The New England Journal of Medicine, January 2005*
[2] *"The Microbicide Development Act," In the Senate of the United States, March 2005*

File No. 82-34832

starpharma

Starpharma Investee Company, Dimerix Bioscience, Closes Series A Financing

Melbourne (Australia), 15 September 2005: Starpharma Holdings Limited (ASX: SPL, USOTC: SPHRY) announced today that its investee company, Dimerix Bioscience Pty Ltd, ("Dimerix") has closed a Series A financing led by venture capital firm Foundation Capital and supported by the Murdoch Westscheme Enterprise Partnership fund.

Starpharma's equity interest in Dimerix post-financing is 22%.

Dr John Raff, Starpharma's Chief Executive Officer commented "Starpharma is delighted with the progress being made by Dimerix, both in growing its business and in raising the further capital required to fund its development. This commitment by third parties is an important milestone for Dimerix."

A copy of the Dimerix release is attached.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is leading the world in nanomedicine. Its lead product in development is VivaGel™, a vaginal microbicide gel that has been developed for women as a preventative against the sexual transmission of HIV. It has also shown activity in animal studies for the prevention of other sexually transmitted infections including genital herpes. The Company has a broad range of opportunities arising from its innovations involving the discovery and development of pharmaceutical nanotechnology products using dendrimers and the multi-binding phenomenon of polyvalence. Development programs include multi-acting respiratory and anti-cancer applications.

Starpharma also has equity interests in two companies:

- Dendritic NanoTechnologies, Inc. (DNT) – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA.
- Dimerix Bioscience Pty Ltd – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Microbicides: A microbicide inactivates, kills or destroys microbes. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STDs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

Dendrimers: Dendrimers are a type of nanoparticle. They are man-made chemicals that form tiny balls made up of a dense network of branches. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Dr John Raff**	**Ben Rogers**
Rebecca Wilson	Chief Executive Officer	Company Secretary
Buchan 02 9237 2800 / 0417 382 391	+61 3 8532 2701	+61 3 8532 2702
rwilson@bcg.com.au	www.starpharma.com	

Dimerix Bioscience

Announcement
15 September 2005

Dimerix Closes Series A Financing

Dimerix Bioscience Pty Ltd today announced that it has closed a Series A financing which was led by venture capital firm Foundation Capital, and supported by the Murdoch Westscheme Enterprise Partnership fund. Dimerix is a drug development company striving to develop more effective drugs with fewer side-effects, by applying its innovative technologies to novel G-Protein Coupled Receptor (GPCR) cluster targets.

The Series A capital raising follows an earlier investment by listed nano-pharmaceutical company Starpharma Holdings Limited (ASX:SPL). The proceeds of the raising will be used to accelerate the development of the Company's new compounds targeting chronic gut disorders, such as the inflammatory bowel diseases Crohn's disease and ulcerative colitis. The Dimerix compounds, being developed in a joint venture with Starpharma, are unique because they utilise Starpharma's *dendrimer* nano-structures that enable activation of multiple receptor sites on the cell surface and are designed to have a biodistribution profile that may eliminate the side-effects that accompany all other drugs targeting this type of receptor.

"Investment by institutionally invested VC's provides a validation of the importance of our technology and the strategy that we are adopting", Dimerix CEO Matt Callahan stated, "in addition to cash, the investors add to our network of contacts and experience in growing sustainable nanotechnology and life sciences companies."

Dimerix's core business is the design of novel classes of drugs based on existing and validated compounds for well understood GPCR drug targets. This strategy reduces the development time and increases the likelihood of success during the clinical phases. The Dimerix team has world recognised experience with GPCRs which are the single most successful class of drug targets, with more than more than one quarter of the top 200 best selling drugs in 2000 targeting GPCRs.

Dimerix's *Collision* (Combinatorial Light Emission) and *FADE* (Fluorescence based Activity Detection) technologies are utilised in the drug development process and allow Dimerix to understand the importance of GPCR clusters, and to characterise and measure the effect of compounds on them in ways not possible with other technologies.

In addition to the dendrimer program, the Company's technologies are being applied to other GPCR cluster targets, including receptors associated with the progression of HIV. Dimerix is currently collaborating with the respected Burnett Institute in Melbourne to validate the discovery of a potential new mechanism for virus-host interactions, which may in turn lead to a therapy which delays the onset of AIDS. The Company intends to develop other valuable demonstrations of its unique technology capabilities through collaborations focusing on other GPCR targets.

Dimerix is the recipient of a Commercial Ready grant for the Starpharma project which is a competitive merit-based grant program managed by AusIndustry supporting innovation and its commercialisation. Dimerix is based at the Western Australian Institute for Medical Research in Nedlands which is supported by sponsors including Wesfarmers Limited and Bankwest.

Further Information:

Dimerix Bioscience Pty Ltd	Matt Callahan, Chief Executive Officer, Dimerix Tel:+61 411 119 179 Email: matt@dimerix.com Website: http://www.dimerix.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 03 9614 0303
Internet http://www.asx.com.au

27 September 2005

Ben Rogers
Company Secretary
Starpharma Holdings Limited
Level 6
Baker Heart - Research Building
Commercial Road
Prahan VIC 3181

By email:- ben.rogers@starpharma.com

Dear Ben

Starpharma Holdings Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 51.5 cents at the close of trading yesterday to a high of 60 cents today.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on **facsimile number 03 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.S.T.) **on** Wednesday, 28 September 2005).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Senior Companies Adviser

Direct Line: (03) 9617 7831

starpharma

27 September 2005

Kate Kidson
Senior Companies Adviser
Australian Stock Exchange Limited
Level 3, Stock Exchange House
530 Collins Street
MELBOURNE Vic 3000

By email: kate.kidson@asx.com.au

Dear Kate,

RE: PRICE QUERY

In reply to your letter today regarding the upward movement in the price of the securities of Starpharma Holdings Limited ("Company") we respond as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for the recent trading in the securities of the Company.

2. Not applicable.

3. We are aware that a respected biotech analyst has recently released a favourable research report on the Company, and we understand that this has generated some buying interest in the Company's securities. We do not have any other explanation for today's price change.

4. We confirm that the Company is in compliance with the Listing Rules, and in particular, Listing Rule 3.1.

Yours sincerely,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

starpharma

Development of Starpharma's VivaGel™ Accelerated with $US20m Funding from NIH

- **Development of VivaGel™ significantly accelerated**
- **Development costs externally funded through to the start of large-scale efficacy trials**
- **No loss of product ownership or dilution of equity for Starpharma**
- **Significant commercial opportunity exists for VivaGel™ in North American and European markets**

Melbourne, Australia – 3 October 2005 – Starpharma's VivaGel™, a vaginal microbicide against sexually transmitted infections (STIs), received a major boost today with the award of $US20.3m (approximately $A26.4m) development funding by the US-based National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH).[1]

This is one of the largest awards ever made in Australia by the NIAID.

Under this award, the development will be led by Starpharma's Vice President of Drug Development, Tom McCarthy.

"We feel that this significant financial support from the NIH demonstrates that the product rationale and data for VivaGel™ to date is of the highest quality and that VivaGel™ provides a very promising approach to HIV prevention," said Dr John Raff, CEO of Starpharma.

"In addition to funding the development of VivaGel™, we believe that the relationship with the NIH will also provide access to key investigators and opinion leaders who will play a significant role in ensuring the successful development and commercialisation of VivaGel™."

VivaGel™: externally funded through to the start of large-scale efficacy trials

VivaGel™ has already been successfully tested in a number of studies including a Phase 1 human safety trial. This new funding is significant because it accelerates the progress of VivaGel™ to market, and means that VivaGel™ now has fully-external, non-shareholder funding through to the start of large-scale efficacy trials.

[1] Under Contract No. HHSN266200500042C

Significant commercial opportunity exists in North American and European markets along with great need in the developing world

Microbicides are expected to be of major importance in the fight against HIV and other STIs given the limited success of vaccine-based approaches to date, and the relatively low rates of condom use. VivaGel™ is a vaginal topical microbicide designed to prevent the transmission of STIs during intercourse, including HIV and genital herpes.

In the USA, AIDS (a result of HIV infection) is now the number one cause of death among African-American women between the ages of 25 and 34.[2] Recent prevalence studies of HSV-2, which causes genital herpes, indicate that approximately 45 million Americans (26% of women and 18% of men) are infected with the virus.[3] With no cure currently available and the limited success of existing prevention strategies, infection rates in the US and elsewhere are expected to continue to rise sharply. Moreover, infection with HSV-2 has been shown to increase the probability of subsequent infection by HIV.

The funding was awarded by the NIAID after an independent, external review of the proposal to advance VivaGel™ through the clinical pipeline, by an international panel of experts in this field.

VivaGel™'s value enhanced without sacrificing Starpharma equity or product ownership.

Peter Bartels, chairman of Starpharma commented: "This NIH support significantly reduces the financial and development risk for VivaGel™ and provides a high degree of leverage for investors thus reducing the burden on their funding of the product. The support is particularly attractive as it secures development funding without the company being required to give away any commercial rights to the product."

In connection with the award, Australian Minister for Industry, Tourism and Resources, Ian Macfarlane commented: "The Australian Government, through its $100 million *Pharmaceuticals Partnerships Program,* is an active supporter of R&D in the pharmaceutical and biotechnology industries, particularly companies like Starpharma that take a research lead on such vital global health issues. Starpharma was recently awarded $5.5m under P3 and previously received several R&D grants including a $2.7m grant for VivaGel™ in recognition of the significant commercial potential of the product and of the importance of the prevention of sexually transmitted infections."

The NIAID/NIH funding is provided under a contract with Starpharma and development activities will be conducted under a collaborative research agreement with a team of internationally recognised leaders in the development of new HIV treatment and prevention measures including the Burnet Institute (Melbourne, Australia), The National Centre for HIV Epidemiology and Clinical Research at the University of New South Wales (Sydney, Australia) and the Thai Red Cross AIDS Research Centre (Bangkok, Thailand).

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

[2] The Microbicide Development Act, in the Senate of the United States, March 2005.
[3] Epidemiology of HSV in Developed Countries, HERPES, 11 Supplement 1, 2004.

VivaGel™ is the first example of a product to come from Starpharma's Dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and

- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832

starpharma

29 September 2005

Starpharma Holdings Limited wishes to respond to current market rumours and speculation, consistent with the Company's continuous disclosure obligations under the ASX Listing Rules.

One of the Company's stated key strategies for creating maximum shareholder value is to seek external support from both Australian and international sources to support the Company's discovery, development and commercialisation activities.

The Company is currently in confidential discussions regarding a potential opportunity for funding of the further development of VivaGel™.

The potential arrangements are incomplete, and the Company will continue to keep the market fully informed of any relevant developments, although timing of any decision is outside the Company's control.

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead product in development is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's Dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and

- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Starpharma www.starpharma.com	
Dr John Raff Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com



leadership

January 2005: The Dow Chemical Company transfers its entire dendrimer nanotechnology patent portfolio to Starpharma's investee company, Dendritic Nanotechnologies, Inc.

dendrimer nanopharmaceuticals
an engine for growth


pharmaceuticals
starpharma
nanotechnology

> Dendrimer technology offers a high level of control of matter at the nanoscale in the form of a branching structure.

> Dendrimers' "large" size replicates our bodies' natural multiple molecular interactions, unlike traditional "small" pharmaceuticals.

> Starpharma leads the world in making these molecules to the purity required for human use, and controls the associated Intellectual Property, ensuring it will be our shareholders that profit from it.

Starpharma is a company focused on generating products such as VivaGel™ that will improve quality of life for millions and reward investors well. Starpharma is also proud to have a world-class technology platform: Dendrimer Nanotechnology for pharmaceutical product development.

Starpharma is at the forefront of a revolution in the application of nanotechnology to pharmaceuticals. Nanotechnology is the mastery of matter down to the atomic level: "every atom in its place." The importance of this technology is recognised in the US Government's decision to fund nanotechnology development with the "biggest funding program since the space shot". Nanotechnology is an ideal platform for disease intervention because both the functioning of the human body and the course of disease depend on molecular interactions at the atomic level.

The field of nanopharmaceuticals builds upon, rather than replaces traditional "small molecule" pharmaceuticals. If the activity of an ordinary pharmaceutical on a drug target is considered to be like a "key" that opens a door, a dendrimer is like a bunch of keys. Often the "doors" being targeted have multiple locks, all of which must be activated at the same time to achieve the desired result. At the molecular scale this is known as "polyvalency".

Starpharma's differentiation in this area is three fold:

- **World leading expertise in synthesising nanostructures to the exacting levels of purity required for human therapeutics:** This is based on much work in dendrimer chemistry development, both in synthesis and product analysis, and marks a significant barrier to entry for competitors.

- **A strong intellectual property position:** Starpharma's international leadership in this area is supported by its part-ownership of Dendritic Nanotechnologies, Inc. (DNT). In January 2005, The Dow Chemical Company transferred its entire dendrimer nanotechnology patent portfolio to DNT. In addition to being an endorsement of DNT and Starpharma as the major players in this area, the broader IP portfolio gives Starpharma additional freedom to pursue commercial opportunities.

- **Regulatory expertise:** Starpharma is the first company to have taken a defined dendrimer nanopharmaceutical to human trials, and has in place the processes and capabilities to repeat this for other products emerging from Starpharma's discovery pipeline.



"In 2014, 16% of goods in healthcare and life sciences by revenue will incorporate emerging nanotechnology." Lux Research, Oct 2004

value



starpharma's strategy for value generation

products, partnerships and spin-out investments

Products

VivaGel™ is Starpharma's lead product and has been the key focus for the last few years. As VivaGel™ advances through the key stages of clinical development this product increases in value because the probability that it will reach the market increases. The Company's strategy is to expand the range of uses available for the active compound in VivaGel™ beyond a stand-alone product against STIs in women. VivaGel™ is discussed in more detail on pages 15 and 16.


ADME
Engineering™
BIOLOGICALS
SMALL MOLECULES
Activity
enhancement
through
polyvalency
G-PROTEIN COUPLED RECEPTORS
ANGIOGENESIS
Targeted
Diagnostics
IMAGING
concept
feasibility
in vivo
proof of
concept
preclinical
lead
candidates
selected
IND filing

Starpharma's discovery pipeline.
Please see page 16 for VivaGel™'s development pipeline.

Pipeline Development for Partnerships

Starpharma's discovery program is focused on three key fields that meet strict selection criteria based on:

- market potential,
- ability to protect developed IP and
- "reusability" of results, i.e. which programs would yield expertise and IP that could be most easily re-applied to generate follow-on products.

The above graph presents an overview of these areas and the relative stage of development within each of them. As with all of Starpharma's activities, great effort has been made to capitalise upon partnerships and external resources to amplify the impact of shareholders' funds.

Starpharma is the world leader in developing polyvalent pharmaceuticals and each of these fields of discovery is anticipated to be of substantial interest to pharmaceutical industry partners.

ADME Engineering™

In the pharmaceutical industry, many drugs that are known to be effective when tested in cells, fail on introduction to the body because they migrate to the wrong location or are removed from the body too quickly. The main factors that contribute to this effect are the body's Absorption, Distribution, Metabolism and Excretion (ADME) profile for the drug. An unsuitable ADME profile can lead to problems such as toxicity, inability to achieve therapeutic dosing and unmanageable variation in response from individual to individual. Starpharma has demonstrated that dendrimers can effectively be used to re-engineer the ADME profile for drugs. There are two main ways of realizing value from this discovery: in the first instance, ADME Engineering™ forms the basis of a pipeline of novel therapeutics in which much of the risk has already been mitigated because drugs with known effectiveness but with previously problematic ADME profiles are being used. These might be developed by Starpharma alone, or in close collaboration with partner organisations.

In addition, Starpharma has an opportunity to license dendrimers to pharmaceutical companies either to offer a particular ADME profile to a new development drug, or to "rehabilitate" candidate drugs that fail in late stage ADME studies during development, when a considerable amount of capital has already been invested by the pharmaceutical company.

To prove that the technology can be successfully applied in a clinical setting, Starpharma has a number of closely-related projects developing ADME-Engineered™ candidates from two of the main classes of drugs: biologicals (e.g. peptides, proteins, glycans) and small molecules.

Starpharma's collaboration with Australian company Anadis Ltd to develop a prophylactic that provides short-term protection from airborne biological agents such as anthrax and plague is an example of the Biologicals project, as is the glycodendrimer development partnership with Industrial Research Ltd, New Zealand. On the small molecule side, Starpharma is collaborating with the Melbourne-based Victorian College of Pharmacy to rescue potent but problematic small molecule drugs by modifying their ADME profiles.

Activity Enhancement through Polyvalency

There are numerous instances of biological processes that require activation of two or more receptors simultaneously. Because a dendrimer is large compared to many drugs, it can activate multiple sites in this way to achieve a biological effect that would not be observed with small molecule drugs, which are able to reach only one receptor at a time. This multi-receptor property is known as "polyvalency". Starpharma believes that polyvalent drugs will form a valuable class of therapeutics with applications in many fields, including cancer and angiogenesis control. Starpharma has therefore made this a priority area. Starpharma's investee company, Dimerix Bioscience Pty Ltd, Perth, WA ("Dimerix"), is developing drugs to target GPCRs (G-protein coupled receptors). GPCRs constitute the most significant single family of targets for drug development today, with 50% of today's drug targets as GPCRs. In this area, polyvalency has been shown to be particularly attractive. Inflammation is another opportunity for polyvalent intervention and is being investigated by Starpharma at this time with multiple mass-market applications if successful.

Targeted Diagnostics

It is now possible to develop targeting agents that can recognise specific cell types, such as cancers. Dendrimer technology provides an ideal scaffold on which to assemble combinations of these targeting agents with location-signalling molecules so that scanners external to the body can identify concentrations of the cell type of interest. For example, these molecular assemblies will aid location of newly arising cancers without the need for surgery, allowing improved patient treatments. Starpharma is collaborating with an Australian organisation with expertise in body-imaging to this end.

Investments in Equity

Starpharma's dendrimer expertise and intellectual property position mean that the Company can make equity investments under particularly attractive terms. Starpharma's biggest single investment so far, Dendritic Nanotechnologies, Inc. (DNT), received huge endorsement this year when The Dow Chemical Company assigned its entire dendrimer nanotechnology patent portfolio to it, for a 30% share of equity. Beyond the endorsement, this transaction further positions Starpharma and DNT at the heart of the dendrimer IP landscape, giving Starpharma great freedom to operate and increased control of the field.

Other advances from DNT this year include the development of Priostar™ dendrimers, an ultra-low cost product which serves as a major nanostructure platform with broad commercial application on many markets including medical and health, food and agriculture, energy and electronics, environmental and industrial safety, personal and household, and chemicals and manufacturing.

This year Starpharma was a founding investor in a specialist drug development company, Dimerix Bioscience Pty Ltd formed to commercialise GPCR technology developed at the Western Australian Institute for Medical Research. Receptor coupling is one of the basic signalling mechanisms of biological systems, and because of their size Starpharma's nano-structures have natural advantages in controlling receptor coupling and cell signaling, opening up a whole new area of drug development. Starpharma assisted with the establishment of Dimerix and is providing in-kind contributions including commercial management expertise, and $200,000 cash. In addition to its equity position Starpharma has entered into a drug development project with Dimerix based on the combination of Starpharma's dendrimer nano-structures with the Dimerix "Collision" technology.

growth

"Nanotechnology is approaching a phase change… In 2004, $US13 billion worth of products will incorporate emerging nanotechnology, less than one-tenth of 1% of global manufacturing output. In 2014, we project that this figure will rise to $US2.6 trillion – 15% of manufacturing output in that year."

"Sizing Nanotechnology's Value Chain," Lux Research, Oct 2004


trust
"Women in the United States also need HIV prevention tools like microbicides. AIDS is now the number 1 cause of death among African-American women between the ages of 25 and 34."
"The Microbicide Development Act," in the Senate of the United States, March 2005

VivaGel™: to meet an urgent human need

> VivaGel™ is a vaginal microbicide with great market potential in Europe and North America. It is this billion-dollar market that is the commercial basis of Starpharma's development of VivaGel™.

> VivaGel™ is designed to offer safe sex. It has the potential to prevent transmission of genital herpes (HSV-2), HIV, and other sexually transmitted infections (STIs). It is intended to be used throughout a woman's active sexual lifetime.

> Because VivaGel™'s target diseases are epidemic and global, it can attract a great deal of public funding for its development, both accelerating its availability to humanity and leveraging shareholders' funds.

> VivaGel™ was last year successfully tested in Phase 1 human safety trials. Expanded trials are in an advanced stage of planning.

> VivaGel™ is a versatile product with many opportunities for line-extension, including coated condoms. This market is currently worth hundreds of millions of dollars per year and there is a compelling need to find an alternative to existing coatings.

Studies have shown that individuals who do not use condoms are aware of the need for protection from HIV and other STIs but do not adopt them because of their effects on intimacy and sensitivity during intercourse.

Starpharma's lead development product is VivaGel™, a vaginally-applied microbicide gel. It is designed to give couples the choice of keeping sex safe through its proposed ability to prevent the transmission of genital herpes, HIV and other STIs. It is intended to be discreetly applied by a woman before intercourse. It is a product that would be used throughout a woman's active sexual lifetime.

Drivers for a microbicide are strong in Europe and North America...

There is a billion-dollar market for STI-prevention products in the developed world. According to the World Health Organization[3], 15-20% of the population of adults in the USA and Europe are infected with HSV-2, the microbial cause of genital herpes. In some parts of Europe, the incidence in women is as high as 30%. Incentives to avoid infection are high: there is currently no cure. Although ulcerative episodes of genital herpes can be suppressed by daily doses of oral anti-virals, these are expensive and HSV-2 is currently a life-long infection with a typical recurrence frequency of four to five episodes per year.

[3] *STI factsheet, 2004, World Health Organization*

HIV has now become a significant problem in the USA. AIDS (caused by HIV) is now the number one cause of death among African-American women between the ages of 25 and 34 in the USA[4]. HIV's high impact on quality of life and rising prevalence in the USA means that together HIV and HSV-2 will drive significant demand for protection in North America and Europe.

...and globally

The developed world's requirement for a female-managed STI preventative is commercial reason enough for Starpharma to pursue the development of VivaGel™. However, protection is also urgently needed by anyone whose partner may be one of the world's 40 million HIV-infected individuals[5], and Starpharma believes that VivaGel™ has a big part to play in providing this protection. The award of a number of development grants to Starpharma in this area suggests that this view is shared by health organisations such as the US-based National Institutes of Health (NIH) and the Australian Government. As well as its obvious positive humanitarian implications, VivaGel™'s potential activity against these epidemic diseases is significant for Starpharma because these organisations have a vital interest in the success of VivaGel™ as a microbicide. Their development funding both accelerates the emergence of an effective microbicide against these serious diseases, and serves to amplify the impact of Starpharma investors' funds in generating value.

Solid progress towards VivaGel™ approval

VivaGel™ was successfully tested in a Phase 1 trial in 2004. The purpose of this trial was to identify whether VivaGel™ could be considered safe to proceed to widespread testing. VivaGel™ was found to have a similar safety profile to that of the control (the base gel without the active ingredient, SPL7013). For example, there were no signs of vaginal irritation or inflammation related to the product use. The important conclusion of the trial was that this profile is suitable for further development of VivaGel™ as a microbicide.

This is another successful step in de-risking VivaGel™ as a product for human use, and in adding value to it as a product.

VivaGel™ as a pipeline

The first priority is to push VivaGel™ on through expanded clinical trials towards its ultimate goal of an approved product, and preparations are at an advanced stage towards this end. The Company anticipates that these trials will be largely funded through public sources: Starpharma is currently pursuing several such funding opportunities, some of which are at an extremely mature stage.

VivaGel™ is a versatile product with applications beyond a stand-alone gel. For example, Starpharma is currently investigating its use as a condom coating. The added level of security this additive offers may allow a premium to be charged for these devices, and could provide important differentiation in the condom market.

Starpharma is also looking beyond VivaGel™'s first formulation with externally funded programs to develop contraceptive properties, and to add to the list of pathogens for which VivaGel™ would be indicated. This product is provisionally referred to as the "combination" gel.

Projected market entry dates for VivaGel™ family of products


2007
2008
2009
condom applications
HSV-2 prevention
HIV prevention
combination gel



[4] "The Microbicide Development Act," in the Senate of the United States, March 2005
[5] UNAIDS AIDS Epidemic Update 2004

prevention

Approximately 45 million Americans (26% of women and 18% of men) are infected with HSV-2, the causative agent of genital herpes.

Epidemiology of HSV in Developed Countries, HERPES, 11 Supplement 1, 2004

strength

August 2005: Starpharma honoured with the 2005 Frost & Sullivan growth strategy leadership award for its development of revolutionary products.

management team

John Raff
CHIEF EXECUTIVE OFFICER



Tim Grogan
VICE PRESIDENT,
COMMERCIAL DEVELOPMENT
& LICENSING





Jackie Fairley
CHIEF OPERATING OFFICER

Paul Barrett
BUSINESS DEVELOPMENT
MANAGER





Tom McCarthy
VICE PRESIDENT,
DRUG DEVELOPMENT

Ben Rogers
COMPANY SECRETARY





Jeremy Paull
VICE PRESIDENT,
REGULATORY AFFAIRS & QA



Guy Krippner
VICE PRESIDENT,
DRUG DISCOVERY

glossary and abbreviations

ADME – (Absorption, Distribution, Metabolism and Excretion). Relates to the way that a pharmaceutical agent is dealt with by the body. These parameters affect the efficacy, toxicity and other aspects of a pharmaceutical. They can be modified by attaching the pharmaceutical to a dendrimer. This is refered to as "ADME Engineering™".

ADR – American Depositary Receipt, is a negotiable certificate that represents a non-US company's publicly traded equity or debt. ADRs are created when a broker purchases the company's shares on the home stock market and delivers them to the depositary's local custodian bank, which then instructs the depositary bank to issue ADRs. ADRs may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

AIDS – Acquired Immunodeficiency Syndrome, is a potentially fatal epidemic disease caused by an infection by human immunodeficiency virus (HIV), resulting in immune system failure and debilitation, often accompanied by infections such as tuberculosis.

Dendrimers – A class of large molecules with a well-defined, highly-branched, three-dimensional (3D) structure. They have three architectural components: a core, branches, and end groups. They form the basis of Starpharma's pipeline. Their well defined structure makes them suitable for human pharmaceutical use.

FDA – US Food and Drug Administration, is the public organisation in the US responsible for protecting the public health by assuring the safety, efficacy, and security of human and veterinary drugs, biological products, medical devices, food supply, cosmetics, and products that emit radiation. The FDA is also responsible for advancing public health by helping to speed innovations that make medicines and foods more effective, safer, and more affordable.

GPCR – G-protein coupled receptor, is a biological receptor which couples to messenger proteins called G-proteins, so-called because of their affinity to guanine nucleotides. Inappropriate stimulation or inhibition of G-protein coupled receptors is found in many disease states, and these receptors are the target of many marketed drugs.

HIV – Human immunodeficiency virus, is the cause of AIDS, and is spread through direct contact with bodily fluids, for example during sexual intercourse.

HSV – Herpes simplex virus; Type 1 HSV causes eruptions on the lips, nostrils, and possibly on the lining of the eyelids; Type 2 HSV (HSV-2) causes eruptions and lesions on and around the genitalia (genital herpes).

IND – Investigational New Drug application, allows the conduct of clinical trials of an investigational new drug under US FDA regulations. It marks the start of the clinical process.

Microbicide – A gel or other formulation that inactivates, blocks, or otherwise interferes with the transmission of the pathogens such as HIV and other sexually transmitted infections. VivaGel™ is a vaginal microbicide.

Nanotechnology – The existence of materials or products at the atomic, molecular or macromolecular levels, where at least one dimension that affects the functional behavior of the drug/device product is in the length scale range of approximately 1-100 nanometers; the creation and use of structures, devices and systems that have novel properties and functions because of their small size; and, the ability to control or manipulate the product on the atomic scale. Dendrimers are a kind of nanotechnology.

NIH – US National Institutes of Health, a body of the US government that oversees the health system in the US and also offers funding for medical research, including microbicides.

Polyvalence – Refers to the way in which a dendrimer, because of its size and multiple active surface groups, can interact with multiple biological targets simultaneously to achieve a biological effect not observed with small molecule drugs that can only target one receptor at a time.

STI – Sexually Transmitted Infection, is any disease, such as genital herpes, HIV, gonorrhoea or Chlamydia, whose usual means of transmission is by sexual contact.


hope
Over 40 million people are infected worldwide with HIV. VivaGel™ is aimed at all women who desire to remain HIV-negative.

starpharma

Starpharma Holdings Limited
ABN 20 078 532 180
Baker Building
75 Commercial Road, Melbourne VIC 3004 Australia
T +61 3 8532 2700 **F** +61 3 9510 5955 **W** www.starpharma.com

annual report **2005**

starpharma

leading the World in nanomedicine



Corporate Directory

COMPANY NAME	Starpharma Holdings Limited ABN 20 078 532 180
DIRECTORS	P T Bartels *AO* (Chairman) J W Raff *Dip Ag Sc, BSc, PhD* (Chief Executive Officer) P M Colman *BSc (Hons), PhD, FAA, FTSE* R Dobinson *B Bus (Acc)* L Gorr *B Juris LLB, M.Admin* P J Jenkins *MB, BS (Melb), FRACP*
CHIEF EXECUTIVE OFFICER	J W Raff *Dip Ag Sc, BSc, PhD*
SECRETARY	B P Rogers
REGISTERED OFFICE	Level 6, Baker Heart Research Building Commercial Road, Melbourne Victoria 3004 Telephone (03) 8532 2700 Facsimile (03) 9510 5955
NOTICE OF ANNUAL GENERAL MEETING	The annual general meeting of Starpharma Holdings Ltd will be held at: ASX Theatrette (530 Collins Street, Melbourne) Time: 4:00pm Date: Wednesday 17 November 2004
SHARE REGISTER	Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 PO Box 103, Abbotsford VIC 3067 Enquiries (within Australia) 1300 850 505 outside Australia 613 6415 4000 Facsimile 613 9473 2500
STOCK EXCHANGE LISTING	Australian Stock Exchange Limited (ASX) Level 3, 530 Collins Street, Melbourne VIC 3000 Australia ASX Code: SPL Starpharma's American Depositary Receipts (ADRs) trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.
AUDITOR	PricewaterhouseCoopers Freshwater Place Southbank VIC 3006 Australia
SOLICITORS	Blake Dawson Waldron Level 39, 101 Collins Street Melbourne VIC 3000 Australia
BANKERS	Commonwealth Bank of Australia National Australia Bank Wachovia Bank, USA
WEBSITE	**www.starpharma.com**

Review of Operations & Activities

1. INTRODUCTION

We have pleasure in presenting this annual report to our shareholders. The report includes all information required to be disclosed under the Corporations Act 2001 and by the Australian Stock Exchange. In addition to our statutory obligations we have included additional information to assist you in understanding the activities of Starpharma Holdings Limited ("Starpharma" or "the Company") and its controlled entities ("the Group").

2. GROUP OVERVIEW

Starpharma Holdings Limited is a public company whose wholly owned subsidiary Starpharma Pty Ltd was established in 1996 to develop a polyvalent technology based on large molecules called dendrimers. The Company is based in Melbourne, Australia and has been listed on the Australian Stock Exchange Limited ("ASX") since September 2000. The Company's securities also trade in the USA under the American Depositary Receipts program.

Starpharma uses dendrimer nanotechnology to discover, develop and commercialise pharmaceuticals for serious human illnesses. Dendrimers are nano sized branching chemical structures, and are able to be precisely synthesised for many pharmaceutical and other applications. They are one of the main building blocks of the important new science of nanotechnology, and the Company has a strong intellectual property position in the field of dendrimers as pharmaceutical products.

Starpharma also has equity interests in two companies:

- Dendritic Nanotechnologies, Inc. ("DNT") – a U.S. company incorporated in 2003 and located in Mount Pleasant, Michigan on the campus of Central Michigan University (CMU). DNT is the world's leading developer and provider of advanced dendritic polymers.
- Dimerix Bioscience Pty Ltd ("Dimerix") – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

The Company's lead product in development is VivaGel™, a microbicide or formulation designed to significantly reduce the incidence of sexually transmitted infections (STIs). VivaGel™ is initially targeted at HIV and genital herpes. The Company also has a broad range of other opportunities for potential pharmaceutical products using dendrimers and the multi-binding phenomenon of polyvalence.

3. HIGHLIGHTS OF THE YEAR

A significant milestone for the company was reached in December 2004 when VivaGel™, the first dendrimer-based pharmaceutical to enter human clinical testing under a US Food and Drug Administration Investigational New Drug Application, successfully completed its first clinical trial. This achievement has been recognised by US investor magazine The Forbes/Wolfe Nanotech Report naming VivaGel™ human trials one of the Top 5 Nanotech Breakthroughs of 2004. The Company also received the 2005 Frost & Sullivan Growth Strategy Leadership Award for its leadership in the field of dendrimer nanotechnology.

Achievements of the 2005 financial year included:

September 2004 Starpharma leads US$5.4M NIH funded project to develop a second generation, or combination microbicide for HIV and other STIs, collaborating on the project with ReProtect Inc, the developer of the microbicide BufferGel™

Review of Operations & Activities cont.

December 2004	Initial clinical study shows Starpharma's VivaGel™ is safe for expanded trials
December 2004	Starpharma named in Forbes/Wolfe's "Top 5 Nanotech breakthroughs 2004" for VivaGel™ clinical trial
January 2005	Starpharma Completes Level 1 American Depositary Receipts Program
January 2005	DNT, Dow & Starpharma sign major three-way nanotechnology deal. This deal was seen as a significant endorsement of both Starpharma and DNT by The Dow Chemical Company which assigned its entire dendrimer nanotech portfolio to DNT in exchange for a 30% share of DNT equity
January 2005	Starpharma ADRs added to nanosphere list of leading nano stocks. Other members of the list include Hewlett Packard and IBM
February 2005	Anadis Ltd (Melbourne, Vic) and Starpharma begin collaboration on respiratory protection and biodefense applications
March 2005	Starpharma and Industrial Research Ltd (New Zealand) establish Joint Venture to commercialise glycodendrimers as pharmaceuticals
March 2005	Starpharma founds Dimerix Bioscience Pty Ltd, a new biotechnology company commercializing GPCR acting dendrimers
March 2005	Starpharma announces that Jackie Fairley will be joining the Company as Chief Operating Officer, bringing 15 years of biotechnology and pharmaceutical experience to bear on Starpharma's growth
April 2005	Starpharma receives approval for grant under Australian Government's Pharmaceutical Partnerships Program (P3) for product development (up to A$5.5M over four years)
June 2005	After an exceptional first 6 months of the American Depositary Receipts program 5% of the company has been acquired by US investors, confirming a strong appetite for Starpharma's equity in North America.

4. REGULATORY ENVIRONMENT

There were no significant changes in laws or regulations during 2004/05 or since the end of the year affecting our business activities, and the directors are not aware of any such changes in the pipeline.

5. COMPETITION

The competitive environment in which Starpharma operates relates to two key areas: the development of precisely defined nano-scale materials for use in pharmaceutical applications, and the development of topical vaginal microbicides for the prevention of STIs, particularly genital herpes and HIV.

Starpharma's dendrimer platform technology provides unique benefits for the design and synthesis of a broad range of molecules suited to life sciences applications, and in particular as pharmaceuticals. The consistent architectural diversity, 'bio-friendly' properties, cost of production and reproducibility characteristics provide unique opportunities for the Company to develop and exploit the technology for high value applications as pharmaceuticals.

Alternative methods of creating nano-scale materials for pharmaceutical applications may result in poorly defined materials that present manufacturing quality control, scale-up and toxicity challenges that do not apply in the same way to the use of dendrimers, because Starpharma can produce these as highly defined materials. There are other precisely-defined nano-scale materials such as carbon nanotubes and bucky-balls that are being explored for their potential application as pharmaceuticals. However, it appears that these materials do not possess 'bio-friendly' properties that would make them as inherently well suited as dendrimers for pharmaceutical uses.

In relation to Starpharma's development of VivaGel™ as a topical microbicide for the prevention of HIV, genital herpes and potentially other STIs, the Company believes that this innovative dendrimer-based product is well placed when compared to topical vaginal microbicides currently being developed by other parties and to other preventative strategies.

There are several other microbicides currently in development but VivaGel™'s current and planned product performance parameters are such that the company is confident of the product being commercially competitive against these other products. VivaGel™'s competitive advantages include its relatively broad spectrum of activity against a range of viral and bacterial STIs, its potent activity against clinically relevant HIV isolates and other commercial parameters including its IP protection, cost of production, formulation and toxicity profile. In addition, VivaGel™ is being developed by Starpharma as a product with commercial potential in both the developed and developing world.

6. VALUE STRATEGY: GOALS AND OBJECTIVES

Starpharma's Board and management utilise the following key strategies to create maximum shareholder value:

i) developing its lead product, VivaGel™, for the prevention of HIV and other STIs, as rapidly as is possible in accordance with required FDA and other regulatory requirements with optimum external financial and in-kind support;
ii) broadening the commercial opportunity for VivaGel™ to additional sexually transmitted infections and line extensions to include a combined microbicide/contraceptive, and coatings for condoms;
iii) ensuring that Starpharma's contractual arrangements and internal R&D efforts result in Starpharma's continued world-wide leadership position in the development of dendrimers as polyvalent pharmaceuticals;
iv) identifying additional dendrimer development candidates for a range of diseases and working towards partnering these at an early stage with external commercial organisations;
v) continually assessing strategically relevant opportunities for merger and acquisitions (M&A) to achieve critical mass and commercial synergies;
vi) utilising and assessing an appropriate mix of internal (i.e. organic) growth and external (M&A) opportunities;
vii) actively communicating the benefits of Starpharma's technology and its ability to solve unmet medical needs, to key potential partners and potential licensees in the pharmaceutical sector;
viii) project managing R&D activities so that the continued funding of these activities is matched against agreed milestones;
ix) seeking external grant support from both Australian and international sources to support the Company's discovery, development and commercialisation activities to leverage shareholders' funds; and
x) leveraging the Company's IP position and know-how to invest in new entities with complementary technologies and development resources.

Review of Operations & Activities cont.

7. HUMAN CAPITAL

Starpharma was established to develop, build upon and commercialise intellectual property created by a team of scientists. Board and Management fully recognise that people and the knowledge they possess are of vital importance in achieving the Company's objectives. They are committed to promoting a work environment that fosters the birth of new ideas and products, the improvement of existing concepts and processes, and the creation of shareholder wealth. The Company strives to achieve best practice in recruitment, employment conditions and performance management and development to ensure that the highest calibre of staff are attracted to, and retained by the Company.

8. BUSINESS ACTIVITIES

Business Objectives

The Company aims to create value for shareholders from dendrimer-based nanotechnology through:

- the development of high-value dendrimer nanodrugs to address unmet market needs;
- extending in-house core skills and know-how through licensing and partnering with other companies;
- partnering with pharmaceutical, medical device, and consumer products companies to create new opportunities and solutions to problems by the application of dendrimer nanotechnology; and
- parallel investment in new entities with complementary applications for dendrimer nanotechnology.

VivaGel™

Reproductive Health continues to be a major focus for the Company's research, development and commercialisation activities. In the absence of effective vaccines for HIV prevention, microbicides are increasingly seen as an important means of dealing with this major health issue, and the Company is confident about the development strategy for VivaGel™ and related products. VivaGel™ is a versatile product with potential applications beyond the initial indication of an HIV preventative, in particular for genital herpes which is estimated to affect 45 million Americans and 10-15% of Europeans. The NIH grant of US$5.6 million awarded in September 2004 to develop a combination product based on VivaGel™, but with a broad spectrum of activity and significant contraceptive properties, further enhances the Company's product pipeline. Other product extensions such as condom coatings, which are likely to require a different and potentially shorter regulatory path to market, are also under investigation to expand the product pipeline.

Dendritic Nanotechnologies, Inc.

Starpharma established DNT together with Dr Donald A Tomalia, the pioneer of dendrimer nanotechnology. DNT has a laboratory and offices in Mt Pleasant, Michigan, USA. Its immediate objectives are to generate revenue through the sale of high value research grade dendrimer products, to create new intellectual property for a range of dendrimer applications, and to enter into commercial development partnerships.

Starpharma's investment in DNT received strong endorsement in January 2005 when the Dow Chemical Company assigned its entire dendrimer nanotechnology IP portfolio to DNT in exchange for a 30% equity share in the company. The Dow/DNT transaction also further consolidates the positions of Starpharma and DNT as leaders in the dendrimer IP landscape, providing increased licensing and other partnership opportunities in this area of nanotechnology.

In May 2005, DNT announced the development of Priostar™ dendrimers, an ultra-low cost product nanostructure with broad potential applications in a wide range of industries.

At the date of this report Starpharma Holdings Limited owned 32.9% of the issued shares of DNT.

Review of Operations & Activities cont.

Dimerix Bioscience Pty Ltd

Dimerix Bioscience Pty Ltd ("Dimerix") is a specialist drug development company located in Perth, Western Australia. It was established in 2005 to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs"). Dimerix has a drug development program for chronic gut disorders such as the inflammatory bowel disease Crohn's disease and ulcerative colitis. The lead drug in development targets the cannabinoid receptors outside the brain, and Dimerix has a collaborative project with Starpharma Pty Ltd investigating the use of dendrimer nanostructures to prevent the cannabinoid drug crossing the blood and brain barrier.

Starpharma invested $200,000 in Dimerix at start-up, and at the date of this report the Company owned 22% of the issued shares of Dimerix. On 15 September 2005, the Company announced that Dimerix had closed a Series A financing and that Starpharma's equity interest in Dimerix post-financing was 22%.

American Depositary Receipts Program

The Dow/DNT transaction assisted in raising Starpharma's profile in the US, and the Company was able to take advantage of this exposure through the establishment of a Level 1 American Depositary Receipts (ADR) program. Since establishment of the ADR program in January 2005 there has been a steady uptake of these instruments by US shareholders, with around 5.7% of Starpharma held through ADRs at the date of this report.

9. RISK ASSESSMENT AND MANAGEMENT

The Company operates in a challenging and dynamic environment, and risk management is viewed as integral to realising new opportunities as well as identifying issues that may have an adverse effect on the Company's existing operations and its sustainability. The Board is committed to a proactive approach in managing material business risks, and it aims to ensure that effective risk management practices are a key element of the Company's culture. The Company's risk management policy is set out in the corporate governance statement and is available on the Company's website. Responsibilities for risk management policy approval, oversight, implementation and review have been allocated to the Board, the audit & risk management committee, the Chief Executive Officer (CEO), Company Secretary and senior management team.

10. QUALITY MANAGEMENT SYSTEM

Starpharma's quality management system (QMS) extends across all aspects of the Company, including product quality assurance, occupational health and safety, risk management, grant management, and finance and administration systems.

The QMS has been developed and is maintained with a view to ensuring that the Company's activities comply with international standards, regulations and guidelines, including those of the US Food and Drug Administration (FDA) (e.g. Good Laboratory Practice, Protection of Human Subjects, Quality Systems, Good Manufacturing Practice) and the International Conference on Harmonization (ICH) for pharmaceuticals.

Overall responsibility for the QMS resides with the CEO and the senior management team. All Starpharma employees are committed to and embrace organizational quality as a part of their daily activities. The quality of the work is evidenced by the achievement of milestones such as the submission of an Investigational New Drug application (IND) to the US FDA, and the completion of the world's first clinical trial of a dendrimer pharmaceutical, successfully and efficiently.

There is an ongoing commitment to quality as a cornerstone for the development and commercialisation of dendrimers as pharmaceuticals for unmet medical needs.

Review of Operations & Activities cont.

11. LEGAL

At the date of the directors' report there are no significant legal issues.

12. HEALTH AND SAFETY

The Board, CEO and senior management team of Starpharma are committed to providing and maintaining a safe and healthy working environment for the Company's employees and anyone entering its premises or with connection to the Company's business operations. The Company has adopted an Occupational Health and Safety (OH&S) Policy and has established an OH&S Committee as part of its overall approach to workplace safety. Further details of the Company's policy and practices are set out in the corporate governance statement on page 31 of the annual report.

13. ENVIRONMENT

The Company recognises the importance of environmental issues and is committed to the highest levels of performance. There are adequate systems in place to ensure compliance with Commonwealth and State environmental regulations and the Directors are not aware of any breach of applicable environmental regulations.

14. CORPORATE GOVERNANCE

Corporate governance information is included on page 26 of the annual report.

Directors' Report

Your directors present their report on the consolidated entity consisting of Starpharma Holdings Limited ("Starpharma" or "the Company") and the entities it controlled at the end of, or during, the year ended 30 June 2005.

DIRECTORS

The following persons were directors of Starpharma Holdings Limited during the whole of the financial year and up to the date of this report:

P T Bartels
P M Colman
R Dobinson
L Gorr
P J Jenkins
J W Raff

PRINCIPAL ACTIVITIES

During the year the principal activity of the consolidated entity consisted of investment in, and management and funding of dendrimer based research, development and commercialisation. There were no significant changes in the nature of those activities during the financial year.

DIVIDENDS

No dividend has been paid or declared since the end of the previous financial year.

REVIEW OF OPERATIONS

Operating Loss

For the year ended 30 June 2005 the consolidated entity incurred an operating loss after income tax of $7,585,992 (2004: $5,497,850). Expenditure on direct research activities was $6,410,293 (2004: $4,119,259). The increase of 38% in the net loss is primarily the result of an increase of $1,822,775 in costs attributable to the development of VivaGel™.

Revenue

Revenue was $2,049,298 (2004: $1,390,603) and consisted of grant income from a United States Government National Institutes of Health ("NIH") Grant of $1,409,844 (2004: $656,148 Commonwealth Government R&D START Grant, $47,012 Austrade Export Market Development Grant), Interest revenue of $616,043 (2004: $640,246), and other revenue of $23,411 (2004: $47,196).

Material factors affecting the revenues and expenses of the consolidated entity for the current period

There was an increase of 38% in the operating loss of the consolidated entity during the current period compared with the previous year. This is attributable to the following factors:

Directors' Report cont.

Revenue

Revenue from ordinary activities increased by $658,695. This was primarily due to the inclusion of revenues associated with the United States Government NIH Grant of $1,409,844 for the combination microbicide project during 2005. The previous year's result included the final revenues associated with the completion of an Australian Government AusIndustry R&D START grant.

Operating costs

The 2005 costs included an increase of $1,822,775 in research costs attributable to the development of VivaGel™ and in particular the NIH funded combination microbicide project.

Share of results of associates

The application of equity accounting methods in relation to the results of DNT and Dimerix, including a gain in dilution and provision for diminution has resulted in a net profit of $760,708 (2004: $382,174) on the Consolidated Statements of Financial Performance.

Material factors affecting the assets, liabilities and equity of the consolidated entity for the current period

Current Liabilities

There has been an increase in the accounts payable and deferred revenue balances as at 30 June 2005 due to the timing difference relating to the receipt of cash and timing of revenue recognition from NIH for the combination microbicide project and the payment of the respective contractors.

Dendritic Nanotechnologies, Inc – Associated Entity

DNT has been treated as an associated company with effect from 27 March 2003. The investment in DNT was initially recorded at cost in the accounts of the consolidated entity. Subsequent to that date, normal equity accounting principles have been applied in the determination of the carrying value of the investment in the accounts of the consolidated entity.

Dimerix Bioscience Pty Ltd – Associated Entity

Dimerix has been treated as an associated company commencing from the date of investment on 16 March 2005. Normal equity accounting principles have been applied in the determination of the carrying value of the investment in the accounts of the consolidated entity.

There were no other material factors affecting the assets, liabilities and equity of the consolidated entity for the current period not otherwise disclosed in this report.

Material factors affecting the cash flows of the consolidated entity for the current period

Grant Revenue

Payments under the NIH Grant totalling $1,787,906 were received during the year ending 30 June 2005. During the comparative corresponding period Commonwealth Government START Grant funds of $560,529 were received.

Equity investments

Agreement between DNT, The Dow Chemical Company and Starpharma to Commercialize Nanotechnology

On 26 January 2005 the Company announced an agreement with DNT and The Dow Chemical Company ("Dow") under which DNT and Starpharma would secure ownership or access to the world's broadest patent portfolio in the field of dendrimers, establishing the companies as leading providers of market-validated nanotechnology with near-term, tangible commercial applications. The terms of the deal provided for Dow to assign its entire intellectual property portfolio and associated royalties in the field of dendrimers

Directors' Report cont.

(196 patents comprising 41 patent families) to DNT in exchange for a significant equity stake in DNT. At the time Starpharma made an additional cash equity investment of US$1 million (A$1.3 million) in DNT in exchange for further equity in DNT and exclusive rights to DNT and former Dow intellectual property for polyvalent, dendrimer-based pharmaceutical applications.

Establishment of Dimerix Bioscience Pty Ltd

On 16 March 2005 the Company announced that as a foundation shareholder, it established the start-up biotechnology company Dimerix. Based in Perth, Western Australia, Dimerix is a specialist drug development company established to commercialise a unique technology in receptor coupling, specifically G-Protein coupled receptors ("GPCRs"). Starpharma contributed $200,000 in cash in return for a 30% equity holding. On 15 September 2005, the Company announced that Dimerix had closed a Series A financing and that Starpharma's equity interest in Dimerix post-financing was 22%.

Payments to Suppliers

There was an increase in supplier payments associated with increased levels of research costs primarily attributable to the combination microbicide project for which the Company is receiving an NIH grant as disclosed above.

EARNINGS PER SHARE

	CONSOLIDATED	
	2005 CENTS	**2004 CENTS**
Basic Earnings/(Loss) per share	(6.82)	(5.38)
Diluted Earnings/(Loss) per Share	(6.82)	(5.38)

	2005 NUMBER	**2004 NUMBER**
Weighted average number of shares used as the denominator		
Weighted average number of shares used as the denominator in calculating basic earnings per share	111,235,000	102,169,098

Potential ordinary shares not considered dilutive:

As at the 30 June 2005, the Company had on issue:

220,000 options over unissued capital exercisable on or before 31 December 2005 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

220,000 options over unissued capital exercisable on or before 11 April 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

200,000 options over unissued capital exercisable on or before 30 June 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

200,000 options over unissued capital exercisable on or before 31 December 2008 at the price of 73.00 cents per ordinary share. These options are not considered dilutive.

730,000 options over unissued capital exercisable on or before 8 February 2009 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

182,000 options over unissued capital exercisable on or before 31 December 2009 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

100,000 options over unissued capital exercisable on or before 12 May 2010 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In the opinion of the directors there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review not otherwise disclosed in this report or in the financial statements.

Tax Consolidation

Legislation allowing groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes has been substantively enacted. As a consequence of Starpharma Holdings Ltd relinquishing its PDF status in March 2004, Starpharma Holdings Ltd and all of its 100% wholly owned subsidiaries are eligible to form a consolidated group for the year ended 30 June 2004 and subsequent years.

The Board has made a decision to not elect into tax consolidation for the income years up to and including 30 June 2005.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

The following options were granted to specified executives who joined the Company subsequent to balance date:

	OPTIONS GRANTED	DATE GRANTED
C P Barrett MANAGER, BUSINESS DEVELOPMENT	100,000	18 July 2005
J Fairley CHIEF OPERATING OFFICER	300,000	4 July 2005

No further matters or circumstances have arisen since 30 June 2005 that have significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or
(b) the results of the operations in future financial years, or
(c) the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

In the opinion of the directors, the consolidated entity will continue its activities as described. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Report cont.

ENVIRONMENTAL REGULATION

The directors are not aware of any breaches of environmental regulations by the consolidated entity.

INFORMATION ON DIRECTORS

Peter T Bartels *AO.* CHAIRMAN – NON-EXECUTIVE Age 64.

Experience and expertise

Independent non-executive director and Chairman for two years. Previously CEO and Managing Director of Coles Myer Ltd and before that CEO and Managing Director of Fosters Brewing Company Ltd. Has also had broad-based experience in the pharmaceutical industry in previous roles with DHA Pharmaceuticals and Abbott Laboratories. Chairman of the Australian Sports Commission and the Australian Institute of Sport. Past chairman of the Commonwealth Heads of Government Committee for Sport and the Women's and Children's Health Service. Also a Director of the Australian Grand Prix Corporation and Melbourne Business School (Melbourne University).

Other current directorships

None.

Former directorships in last 3 years

None.

Special responsibilities

Chairman of the Board.

Member of remuneration & nomination committee.

Interests in shares and options

100,000 ordinary shares in Starpharma Holdings Limited

John W Raff *Dip. Ag. Sc., BSc., PhD* CHIEF EXECUTIVE OFFICER Age 56.

Experience and expertise

Chief Executive Officer for eight years. Previously General Manager of the Biomolecular Research Institute. Co-founder, director and major shareholder of a technology based agricultural seed company. Also founder and investor in a number of other start-up technology companies.

Other current directorships

None.

Former directorships in last 3 years

None.

Special responsibilities

Chief Executive Officer.

Member of research committee.

Non-executive director of Dendritic Nanotechnologies, Inc.

Interests in shares and options

5,634,421 ordinary shares in Starpharma Holdings Limited

Directors' Report cont.

Peter M Colman *BSc(Hons), PhD, FAA, FTSE.* NON-EXECUTIVE DIRECTOR Age 61.

Experience and expertise

Non-executive director for eight years. Head, Structural Biology Division, The Walter & Eliza Hall Institute of Medical Research. Former Executive Director, Biomolecular Research Institute. Published widely in the field of structural biology. In 1983 his Laboratory determined the structure of the surface proteins of influenza virus, and a major result of that work was the discovery of Relenza. One of the founding directors of Biota Holdings Ltd.

Other current directorships

None.

Former directorships in last 3 years

None.

Special responsibilities

Member of research committee.
Non-executive director of Dendritic Nanotechnologies, Inc.

Interests in shares and options

5,982,482 ordinary shares in Starpharma Holdings Limited

Ross Dobinson *B. Bus (Acc)* INDEPENDENT NON-EXECUTIVE DIRECTOR Age 53.

Experience and expertise

Non-executive director for eight years. Merchant banker with a background in investment banking and stockbroking. Has acted as corporate director for two leading stockbrokers, and was an executive director of the NAB's corporate advisory subsidiary. Later headed the Corporate Advisory Division of Dresdner Australia Ltd. Managing Director of TSL Group Ltd, a corporate advisory company specialising in establishing and advising life sciences companies. Also a director of a number of unlisted companies.

Other current directorships

Non-executive director of two other public companies: Acrux Ltd (director since 2000) and Roc Oil Company Limited (director since 1997).

Former directorships in last 3 years

None.

Special responsibilities

Chairman of audit & risk management committee.
Chairman of remuneration & nomination committee.

Interests in shares and options

3,155,976 ordinary shares in Starpharma Holdings Limited

Directors' Report cont.

Leon Gorr *B. JURIS LLB, M.Admin* INDEPENDENT NON-EXECUTIVE DIRECTOR Age 61.

Experience and expertise

Non-executive director for five years. Non-executive director of Starpharma Pty Ltd for eight years. Senior Partner, Herbert Geer & Rundle. 32 years' experience as a solicitor. Extensive experience in providing advice on the negotiation and interpretation of technology licensing agreements. Clients include investors in, and advisors to the biotechnology industry.

Other current directorships

None.

Former directorships in last 3 years

None.

Special responsibilities

Member of audit & risk management committee.
Member of remuneration & nomination committee.

Interests in shares and options

5,194,900 ordinary shares in Starpharma Holdings Limited

PETER J JENKINS *MB, BS (Melb), FRACP* INDEPENDENT NON-EXECUTIVE DIRECTOR Age 59.

Experience and expertise

Independent non-executive director for eight years. Consultant physician and gastroenterologist. Holds clinical and research positions with the Alfred Hospital and has held clinical positions with the Baker Medical Research Centre. Former judge of the Australian Technology Awards. Executive Director of AusBio Ltd, an unlisted public biotechnology company.

Other current directorships

Non-executive director of bio-pharmaceutical company Anadis Ltd (director since 1994).

Former directorships in last 3 years

None.

Special responsibilities

Chairman of research committee.
Member of audit & risk management committee.

Interests in shares and options

2,191,500 ordinary shares in Starpharma Holdings Limited.

Company Secretary

The Company Secretary is Mr Ben Rogers. Age 57. He has extensive experience in finance and human resources management with CSIRO research laboratories in Victoria, South Australia and Western Australia. He also operated his own consulting business providing services to Co-operative Research Centres and CSIRO Divisions. Mr Rogers joined Starpharma on commencement of operations in April 1997 and was appointed to the position of Company Secretary in February 1998. He is a member of the senior management team with responsibilities that include the role of Chief Financial Officer.

Directors' Report cont.

DIRECTORS' MEETINGS

The number of meetings of the Company's Board of directors and of each committee held during the year ended 30 June 2005, and the numbers of meetings attended by each director were:

	FULL MEETINGS OF DIRECTORS		MEETINGS OF COMMITTEES					
			AUDIT & RISK MANAGEMENT		REMUNERATION & NOMINATION		RESEARCH	
	A	B	A	B	A	B	A	B
P T Bartels	12	12	*	*	2	2	*	*
P M Colman	11	12	*	*	*	*	8	10
R Dobinson	9	12	3	3	2	2	*	*
L Gorr	11	12	3	3	1	2	*	*
P J Jenkins	11	12	3	3	*	*	8	10
J W Raff	12	12	*	*	*	*	9	10

A = Number of meetings attended

B = Number of meetings held during the time the director held office or was a member of the committee during the year.

* = Not a member of the relevant committee.

RETIREMENT, ELECTION AND CONTINUATION IN OFFICE OF DIRECTORS

Mr Ross Dobinson retires by rotation as director at the annual general meeting and, being eligible, offers himself for re-election.

Prof Peter Colman retires by rotation as director at the annual general meeting and, being eligible, offers himself for re-election.

REMUNERATION REPORT

Principles used to determine the nature and amount of remuneration

The objective of the company's remuneration policy is to ensure appropriate and competitive reward for the results delivered.
The remuneration and nomination committee, consisting of three independent non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees consist of a base yearly amount plus additional amounts for membership of board committees or membership of boards of associated entities. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-executive directors do not receive share options or bonuses.

Non-executive directors' fees are reviewed annually by the Board, but have not been increased since 1 January 2004. Fees and payments are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The aggregate amount currently stands at $350,000 which was approved by shareholders on 19 November 2003. This amount (or some part of it) is to be divided among the non-executive directors as determined by the Board. The aggregate amount currently paid to non-executive directors is $240,000 per annum.

Non-executive directors do not receive any performance-related remuneration.

Executive remuneration

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Group's operations. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements and fringe benefits. Factors taken into account in determining remuneration packages include demonstrated record of performance against targets and key performance indicators (KPIs), internal relativities, data from a national biotechnology salary survey and the Company's ability to pay.

Performance review and development

Executives and all other staff participate in a formal two stage performance review and development process consisting of an objectives planning and development session at the commencement of the annual cycle and a performance and pay review towards the end of the cycle.

Details of remuneration

Details of the nature and amount of each element of the remuneration of each director of Starpharma Holdings Limited and each of the five executives of the company and the consolidated entity who received the highest remuneration for the year ended 30 June 2005 are set out in the following tables.

2005	**PRIMARY**		**POST-EMPLOYMENT**	**EQUITY**	
NAME	**CASH SALARY & FEES**	**NON-MONETARY BENEFITS**	**SUPER-ANNUATION**	**OPTIONS**	**TOTAL**
	$	**$**	**$**	**$**	**$**
P T Bartels CHAIRMAN	-	-	80,000	-	80,000
P M Colman	36,697	-	3,303	-	40,000
R Dobinson	40,000	-	-	-	40,000
L Gorr	36,697	-	3,303	-	40,000
P J Jenkins	36,697	-	3,303	-	40,000
Total:	150,091	-	89,909	-	240,000

EXECUTIVE DIRECTORS OF STARPHARMA HOLDINGS LIMITED

2005	**PRIMARY**			**POST-EMPLOYMENT**	**EQUITY**	
NAME	**CASH SALARY & FEES**	**CASH BONUS**	**NON-MONETARY BENEFITS**	**SUPER-ANNUATION**	**OPTIONS**	**TOTAL**
	$	**$**	**$**	**$**	**$**	**$**
J W Raff	269,000	-	78,524	92,350*	-	439,874

* $50,000 of the $92,350 contributed to J W Raff's superannuation was the result of a bonus.

OTHER EXECUTIVES OF STARPHARMA HOLDINGS LIMITED OR SUBSIDIARY COMPANIES

2005		PRIMARY		POST-EMPLOYMENT	EQUITY	
NAME	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
	$	$	$	$	$	$
O T Grogan *VP-Commercial Development & Licensing*	139,123	-	22,373	21,711	3,589	186,796
B P Rogers *Company Secretary*	99,666	-	27,368	20,065	43,585	190,684
T D McCarthy *VP-Development Manager*	96,421	-	24,897	18,682	19,811	159,811
G Y Krippner *VP-Drug Discovery*	99,346	-	19,920	10,734	39,622	169,622
J R Paull *VP – Regulatory Affairs & QA*	104,739	-	-	9,426	15,849	130,014
Total	539,295	-	94,558	80,618	122,456	836,927

CASH BONUSES AND OPTIONS

Service agreements for executives do not include pre-determined bonus or option allocations, but bonuses may be awarded, or options offered at the end of the performance review cycle for specific contributions, or upon achievement of a significant Company milestone at the discretion of the Board and in line with the principles disclosed in the directors' report. As such, of the bonuses awarded and options offered during the year, all were respectively paid or vested.

Service Agreements

Remuneration and other terms of employment for the CEO and the specified executives are formalised in service agreements. Each of these agreements provides for the provision of performance-related cash bonuses, and other benefits including participation, when eligible, in the Starpharma Holdings Employee Share Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

J W Raff CHIEF EXECUTIVE OFFICER

- Fixed term of three years from 1 September 2004
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $333,218 plus fully maintained motor vehicle, to be reviewed annually and increased by an amount no less than the annual increase in the Consumer Price Index
- Fringe benefits - on-site car parking
- Subject to termination by either party upon the giving of a minimum notice period of one year, except that the Company shall be entitled to terminate the executive's employment summarily in the following circumstances:

(i) The Executive wilfully disobeys or disregards a lawful direction given to the Executive or is otherwise guilty of serious misconduct;

(ii) The Executive has any direct or indirect interest in any business or matter which conflicts with the proper performance of the Executive's duties unless the Executive has provided prior written disclosure of such interest and the Company has waived any objection to the Executive maintaining such an interest;

(iii) The Executive is guilty of any wilful breach or continued neglect of the terms of this Agreement or of the duties and obligations which the Executive is required to perform or meet hereunder; or

(iv) The Executive becomes bankrupt or makes a composition or arrangement with the Executive's creditors generally or takes advantage of any statute for the relief of insolvent debtors such that, in the reasonable opinion of the Company, the performance of the Executive of the Executive's duties and responsibilities is adversely affected or the commercial and business interests of the Company are prejudiced and/or damaged.

O T Grogan VP – COMMERCIAL DEVELOPMENT & LICENSING
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $214,675, to be reviewed annually by the remuneration committee.
- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

B P Rogers COMPANY SECRETARY
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $142,996, to be reviewed annually by the remuneration committee.
- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

T D McCarthy VP – DRUG DEVELOPMENT
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $150,000, to be reviewed annually by the remuneration committee.
- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

G Y Krippner VP – DRUG DISCOVERY
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $130,000, to be reviewed annually by the remuneration committee.

- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

J R Paull VP – REGULATORY AFFAIRS & QA

- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $120,000, to be reviewed annually by the remuneration committee.
- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

Share-based compensation

Options are granted under the Starpharma Holdings Limited Employee Share Option Plan (ASX code SPLAM) ("the Plan") which was approved by shareholders at the 2004 annual general meeting. All employees of the Company or associated companies are eligible to participate in the plan. Options are granted under the plan for no consideration. Options are normally granted for a five year period and become exercisable on the second anniversary of the date of grant. The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

GRANT DATE	EXPIRY DATE	EXERCISE PRICE	VALUE PER OPTION AT GRANT DATE	DATE EXERCISABLE
8 February 2004	8 February 2009	$0.9375	$0.46	9 February 2006
12 May 2005	12 May 2010	$0.9375	$0.30	13 May 2007

Options granted under the Plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share of the Company to be allotted not more than ten business days after exercise.

Further details relating to options are set out below.

	A	B	C	D	E
NAME	REMUNERATION CONSISTING OF OPTIONS	VALUE AT GRANT DATE $	VALUE AT EXERCISE DATE $	VALUE AT LAPSE DATE $	TOTAL OF COLUMNS B TO D $
O T Grogan	1.9%	30,155	-	-	30,155
B P Rogers	22.8%	-	-	-	-
T D McCarthy	12.4%	-	-	-	-
G Y Krippner	23.3%	-	-	-	-
J R Paull	12.2%	-	-	-	-

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.

B = The value at grant date calculated in accordance with AASB 1046 Director and Executive Disclosures by Disclosing Entities of options granted during the year as part of remuneration.

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Share options granted to directors and the most highly remunerated officers

Options over unissued ordinary shares of Starpharma Holdings Limited granted during or since the end of the financial year to any of the directors or the most five highly remunerated officers of the Company and consolidated entity with greatest authority as part of their remuneration were as follows:

	OPTIONS GRANTED	DATE GRANTED
O T Grogan, VP – Commercial Development & Licensing	100,000	12 May 2005

The options were granted under the Starpharma Holdings Limited Employee Share Option Plan on the dates indicated.

Option holdings

There were no options over shares in the Company held by any director of Starpharma Holdings Limited or their personally-related entities during the financial year. The numbers of options over ordinary shares in the Company held during the financial year by each of the five most highly remunerated executives of the consolidated entity, including their personally-related entities, are set out below.

NAME	BALANCE AT THE START OF THE YEAR	GRANTED DURING THE YEAR AS REMUNERATION	EXERCISED DURING THE YEAR	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR	VESTED & EXERCISABLE AT THE END OF THE YEAR
Specified executives of the consolidated entity						
O T Grogan	200,000	100,000	-	-	300,000	200,000
B P Rogers	220,000	-	-	-	220,000	-
T D McCarthy	220,000	-	-	-	220,000	120,000
G Y Krippner	200,000	-	-	-	200,000	-
J R Paull	100,000	-	-	-	100,000	20,000

SHARES UNDER OPTION

Unissued ordinary shares of Starpharma Holdings Limited under option at the date of this report are as follows:

DATE OPTIONS GRANTED	EXPIRY DATE	ISSUE PRICE OF SHARES	NUMBER UNDER OPTION
31 January 2001	31 December 2005	$0.9375	220,000
12 April 2002	11 April 2007	$0.9375	220,000
21 June 2002	30 June 2007	$0.9375	200,000
6 February 2004	31 December 2008	$0.7300	200,000
8 February 2004	8 February 2009	$0.9375	730,000
31 December 2004	31 December 2009	$0.9375	182,000
12 May 2005	12 May 2010	$0.9375	100,000
4 July 2005	4 July 2010	$0.9375	300,000
18 July 2005	18 July 2010	$0.9375	100,000
		Total:	2,252,000

4,899,000 options have lapsed since the date of the last report.

No option holder has any right under the options to participate in any other issue of the Company or of any other entity.

Directors' Report cont.

Shares Issued on the Exercise of Options

No shares in Starpharma Holdings Limited have been issued on the exercise of options.

INSURANCE OF OFFICERS

During the financial year Starpharma Holdings Limited and officers of the Company and related bodies corporate arranged through Willis Australia Ltd for a Directors' and Officers' Liability insurance policy to indemnify certain officers of the Company and related bodies corporate. It is a condition of the policy that the Company not publish details of the nature of the liabilities insured by the policy or the amount of the premium paid.

The officers of the Company covered by the insurance policy include the directors and executive officers.

AUDIT & NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the consolidated entity are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

The board of directors has considered the position and, in accordance with the advice received from the audit and risk management committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the audit & risk management committee to ensure they do not impact the impartiality and objectivity of the auditor

- None of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor (PricewaterhouseCoopers) of the parent entity, its related practices and non-related audit firms:

	2005	**2004**
	$	**$**
Audit or review of financial reports of the entity or any entity in the consolidated entity	92,500	70,500
Non-audit services: - Grant reviews & AIFRS worshop	22,000	38,145

Directors' Report cont.

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor's independence declaration forms part of the Directors' Report for the year ended 30 June 2005 and is set out on page 25.

AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Directors:



Peter T Bartels *AO*
DIRECTOR

28 September 2005
Melbourne

Auditors' Independence Declaration

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditors' Independence Declaration

As lead auditor for the audit of Starpharma Holdings Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Starpharma Holdings Limited and the entities it controlled during the period.

S.C. Bannatyne
Partner
PricewaterhouseCoopers

Melbourne
28 September 2005

Corporate Governance Statement

Starpharma Holdings Limited (the Company) and the Board are committed to achieving and demonstrating the highest standards of corporate governance. The Board guides and monitors the Company's activities on behalf of the shareholders. In developing policies and setting standards the Board considers the *ASX Corporate Governance Council's Principles of Good Corporate Governance and* Best Practice Recommendations ("the ASX Recommendations"). The Corporate Governance Statement set out below describes current the Company's corporate governance practices which the Board considers to substantially accord with the ASX Recommendations.

All these practices, unless otherwise stated, were in place for the entire year. This corporate governance statement is available on the Company's website. A table at the end of this statement provides a cross-reference of relevant sections of the statement against the ASX Recommendations.

1. THE BOARD OF DIRECTORS

The relationship between the Board and senior management is critical to the Group's long term success. The directors are responsible to the shareholders for the performance of the Group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

Day to day management of the Group's affairs and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the Chief Executive Officer ("CEO") and senior executives. These delegations are reviewed on an annual basis.

1.1 Board charter

The Board composition and responsibilities are set out the Board charter, which may be viewed in the Corporate Governance section of the Company's website.

1.2 Board meetings

Board meetings are held on a monthly basis, or more frequently if required. A detailed management report is prepared by senior management and distributed with board papers prior to each meeting. The CEO and the Company Secretary attend all Board meetings.

1.3 Board members

Details of the members of the Board, their experience, qualifications, term of office and independent status are set out in the directors' report under the heading "Information on Directors". There are five non-executive directors, four of whom are deemed independent under the principles set out below, and one executive director at the date of signing the directors' report. The composition of the Board has been unchanged over the past year.

The Board seeks to ensure that:

- at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and
- the size of the Board is conducive to effective discussion and efficient decision-making.

1.4 Directors' independence

The Company has adopted the criteria for assessing the independence of a director as set out in the ASX Recommendations. Materiality for the purposes of applying these criteria is determined on both quantitative and qualitative bases. An amount of 5% of the individual director's net worth is considered material, and in addition a transaction of any amount or a relationship is deemed

Corporate Governance Statement cont.

material if knowledge of it may impact the shareholders' understanding of the director's performance. A director is also not considered independent if he has a substantial shareholding as defined in section 9 of the Corporations Act. The Board has determined that all non-executive directors are independent, with the exception of Prof Peter Colman, who, although meeting other criteria and bringing independent judgement to bear in his role, is not considered independent because he is a substantial shareholder, holding 5.38% of the shares of the Company.

1.5 Term of office

The Company's Constitution requires that one third of non-executive directors (or if their number is not a multiple of three then the number nearest to one third) retire at every annual general meeting and be eligible for re-election.

1.6 Chairman and Chief Executive Officer

The Chairman is responsible for leading the Board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board's relationship with the Group's senior executives. The CEO is responsible for implementing Group strategies and policies. The Board policy is for these separate roles to be undertaken by separate people.

1.7 Commitment

Board meetings are held on a monthly basis, or more frequently if required. Meetings are held at the Company's corporate offices and laboratory facility in the Baker Building, 75 Commercial Road, Melbourne. The number of meeting of the Board and of each Board committee held during the year ended 30 June 2005, and the number of meetings attended by each director is disclosed in the Directors' Report. The commitments of non-executive directors are considered by the remuneration and nomination committee prior to the directors' appointments to the Board and are reviewed each year as part of the annual performance assessment.

Prior to appointment or being submitted for re-election each non-executive director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the Company.

1.8 Conflict of interests

An entity associated with a director, Mr Leon Gorr, had business dealings with the consolidated entity during the year, as described in note 23 to the financial statements. The director concerned declared his interest in those dealings to the Company and took no part in decisions relating to them or the preceding discussions. Having considered the nature of the services supplied by each of the entities and the materiality criteria set out in section 1.4 above, the Board considers that this relationship is not material for the purpose of independence.

1.9 Independent professional advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, but this approval will not be unreasonably withheld.

1.10 Performance assessment

The Board undertakes an annual assessment of Board performance. Each director completes a questionnaire on matters such as composition, structure, and role of the Board and performance of individual directors. These questionnaires are reviewed by the remuneration & nomination committee and the Chairman then meets individually with each director to discuss the assessment.

Corporate Governance Statement cont.

2. CORPORATE REPORTING

The CEO and the CFO have made the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards;

- that the above statement is founded on a sound system of risk management and internal compliance and control and which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control is operating efficiently and effectively in all material respects.

The Company adopted this reporting structure for the year ended 30 June 2005.

3. BOARD COMMITTEES

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The committee structure and membership is reviewed on an annual basis. Board committees are chaired by an independent director other than the Chairman of the Board. Minutes of committee meetings are tabled at the following Board meeting, and all matters determined by committees are submitted to the full Board as recommendations for Board decisions. Current committees of the Board are the following:

3.1 Audit and risk management committee
The audit and risk management committee consists of the following independent non-executive directors:
Mr Ross Dobinson (Chairman)
Mr Leon Gorr
Dr Peter Jenkins

Details of these directors' qualifications and attendance at committee meetings are set out in the directors' report on pages 14 to 17. The audit and risk management committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the Group operates.

The committee meets at least twice a year, and has direct access to the Company's auditors. The charter of this committee is to:

- review and report to the Board on the annual report, the half-year financial report and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations
- oversee the effective operation of the risk management framework by:
  - ensuring the effective implementation of the risk management policy and program
  - defining risk threshold levels for referral to the Board
  - ensuring that an effective system of internal compliance and control is in place

- ensuring staff charged with risk management responsibilities have appropriate authority to carry out their functions and have appropriate access to the audit and risk management committee
- ensuring the allocation of sufficient resources for the effective management of risk

- recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance
- consider the independence and competence of the external auditor on an ongoing basis
- review and monitor related party transactions and assess their propriety
- assist the Board in the development and monitoring of statutory compliance and ethics programs
- provide assurance to the Board that it is receiving adequate, up to date and reliable information
- oversee the Group's transition to Australian equivalent to International Financial Reporting Standards (AIFRS)
- report to the Board on matters relevant to the committee's role and responsibilities

3.2 Remuneration and nomination committee

The remuneration and nomination committee consists of the following independent non-executive directors:

Mr Ross Dobinson (Chairman)
Mr Peter Bartels
Mr Leon Gorr

Details of these directors' attendance at committee meetings are set out in the directors' report on pages 14 to 17.

The main responsibilities of the committee are to:

- conduct annual reviews of board membership having regard to present and future needs of the Company and make recommendations on board composition and appointments
- conduct an annual review of and conclude on the independence of each director
- propose candidates for board vacancies
- oversee board succession including the succession of the Chairman
- oversee the annual assessment of board performance
- advise the board on remuneration and incentive policies and practices generally
- make specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

When the need for a new director is identified or an existing director is required to stand for re-election, the committee reviews the range of skills, experience and expertise on the board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants.

Each member of the senior executive team has signed a formal employment contract covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal position description.

The remuneration and nomination committee's terms of reference include responsibility for reviewing any transaction between the organisation and the directors, or any interest associated with the directors, to ensure the structure and the terms of the transaction are in compliance with the Corporations Act 2001 and are appropriately disclosed.

Corporate Governance Statement cont.

Details of the nature and amount of each element of the remuneration of each director of Starpharma Holdings Limited and each of the 5 officers of the Company and the consolidated entity receiving the highest emoluments are set out in the Remuneration Report on page 17.

3.3 Research committee

The research committee consists of the following directors:

Dr Peter Jenkins (Chairman) – independent non-executive director
Prof Peter Colman – non-executive director
Dr John Raff – Chief Executive Officer

The charter of the research committee is:

- to ensure that the Board is kept fully informed of developments relating to the Company's research activities and development progress against milestones; and

- to advise the Board on scientific matters in relation to the Company's continuous disclosure obligations under the listing rules of the Australian Stock Exchange Limited.

4. EXTERNAL AUDITORS

The Company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. PricewaterhouseCoopers were appointed as the external auditors at the commencement of the Company's operations in 1996. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years, and the current audit engagement partner assumed responsibility for the conduct of the audit in 2005.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in note 24 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the audit and risk management committee.

The external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

5. RISK ASSESSMENT AND MANAGEMENT

The Board, through the audit and risk management committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. The Company operates in a challenging and dynamic environment, and risk management is viewed as integral to realising new opportunities as well as identifying issues that may have an adverse effect on the Company's existing operations and its sustainability. The Board is committed to a proactive approach in managing material business risks, and it aims to ensure that effective risk management practices are a key element of the Company's culture. The risk management policy, which is available on the Company website, sets out the responsibilities and authorities of the Board, the audit and risk management committee, the CEO and Company Secretary, and the senior management team. The Company Secretary is responsible to the Board for the overall implementation of the risk management program.

Corporate Governance Statement cont.

6. THE ENVIRONMENT, OCCUPATIONAL HEALTH AND SAFETY

The Company recognises the importance of environmental issues and is committed to the highest levels of performance. There are adequate systems in place to ensure compliance with Commonwealth and State environmental regulations and the directors are not aware of any breach of applicable environmental regulations.

The Company has adopted an Occupational Health and Safety (OH&S) Policy and has established an OH&S committee as part of its overall approach to workplace safety. This committee meets monthly to review the development and implementation of OH&S policy and procedures, to consider any work related safety matters or incidents, and to ensure compliance with relevant legislation and guidelines. The CEO is represented on the OH&S committee by the Company Secretary.

7. CODE OF CONDUCT

The Company has adopted a code of conduct reflecting the core values of the Company and setting out the standards of ethical behaviour expected of directors, officers and employees in all dealings and relationships including with shareholders, contractors, customers and suppliers, and with the Company. The code of conduct is available in the Corporate Governance section of the Company's website.

8. ETHICAL STANDARDS

The directors are committed to the principles underpinning best practice in corporate governance, with a commitment to the highest standards of legislative compliance and financial and ethical behaviour.

9. TRADING IN COMPANY SECURITIES

The purchase and sale of Company securities by directors, executives and employees is only permitted during the thirty day period following the annual general meeting and the release of the half yearly and annual financial results to the market, unless prior approval is given to each transaction by the Chairman.

10. CONTINUOUS DISCLOSURE AND SHAREHOLDER COMMUNICATION

The Board has appointed the Company Secretary as the person responsible for disclosure of information to the Australian Stock Exchange Limited (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All ASX announcements are posted on the Company's web site as soon as practicable after release to the ASX. Procedures have been established for reviewing whether there is any price sensitive information that should be disclosed to the market, or whether any price sensitive information may have been inadvertently disclosed.

Corporate Governance Statement cont.

11. REPORTING AGAINST ASX RECOMMENDATIONS

The following table cross-references the Company's corporate governance statement against the ASX Recommendations. The full text of the ASX Recommendations is available from http://www.asx.com.au/CorporateGovernance.

RECOMMENDATION	DETAILS	CORPORATE GOVERNANCE STATEMENT SECTION
1.1	Functions of the Board and management	1.1
2.1	Independent directors	1.4
2.2	Independent chairperson	1.4, 1.1, 1.6
2.3	Role of the Chairman and CEO	1, 1.1, 1.6
2.4	Nomination Committee	3.2
2.5	Reporting on Principle 2	1.1 – 1.10
3.1	Code of conduct	7
3.2	Company security trading policy	9
3.3	Reporting on Principle 3	11
4.1	Attestations by CEO and CFO	2
4.2	Audit committee	3.1
4.3	Structure of audit committee	3.1
4.4	Audit committee charter	3.1
4.5	Reporting on Principle 4	3.1, 11
5.1	Continuous disclosure	10
5.2	Reporting on Principle 5	Introduction, 11
6.1	Communications strategy	10
6.2	Auditor to attend general meetings	4
7.1	Risk oversight and management	2, 5
7.2	CEO and CFO statements	2
7.3	Reporting on Principle 7	Introduction, 11
8.1	Performance evaluation of Board and executives	1.10, 3.2
9.1	Remuneration disclosures	3.2
9.2	Remuneration committee	3.2
9.3	Executive and non-executive directors' remuneration	3.2
9.5	Reporting on Principle 9	3.2
10.1	Company code of conduct	7

This financial report covers both Starpharma Holdings Limited as an individual entity and the consolidated entity consisting of Starpharma Holdings Limited and its controlled entities.

Starpharma Holdings Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Starpharma Holdings Limited
Baker Building
75 Commercial Road
Melbourne Victoria 3004 Australia

A description of the nature of the consolidated entity's operations and its principal activities is included in the Directors' Report on pages 10 - 25.

financial report 30 June 2005

contents

Statements of Financial Performance
FOR THE YEAR ENDED 30 JUNE 2005

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2005	2004	2005	2004
		$	$	$	$
REVENUE FROM ORDINARY ACTIVITIES (excluding shares of equity accounted net profits of associates)	2	2,049,298	1,390,603	601,679	618,704
Administration expense		(2,912,003)	(2,211,604)	(1,118,152)	(746,935)
Research and development expense	3	(6,410,293)	(4,119,259)	-	-
Occupancy expense		(371,547)	(324,664)	-	-
Provision for diminution in loans		-	-	(6,750,608)	(6,401,548)
Share of results of associates accounted for using the equity method	3	760,708	382,174	-	-
Depreciation and amortisation	3	(693,865)	(603,089)	-	-
Borrowing costs expense	3	(8,290)	(12,011)	-	-
Other expense from ordinary activities		-	-	-	-
LOSS FROM ORDINARY ACTIVITIES BEFORE TAX		(7,585,992)	(5,497,850)	(7,267,081)	(6,529,779)
Income tax attributable to ordinary activities	4	-	-	-	-
LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX	17	(7,585,992)	(5,497,850)	(7,267,081)	(6,529,779)
Loss attributable to outside equity interest		-	-	-	-
LOSS ATTRIBUTABLE TO MEMBERS OF STARPHARMA HOLDINGS LTD		(7,585,992)	(5,497,850)	(7,267,081)	(6,529,779)
Net exchange differences on translation of financial report of foreign associated entity		(40,539)	59,318	-	-
Total revenues, expenses and valuation adjustments attributable to members of Starpharma Holdings Ltd recognized directly in equity		(40,539)	59,318	-	-
Total changes in equity attributable to members of Starpharma Holdings Ltd other than those resulting from transactions with owners as owners		(7,626,531)	(5,438,532)	(7,267,081)	(6,529,779)

		CENTS	CENTS
Basic Earnings/(Loss) per share	28	(6.82)	(5.38)
Diluted Earnings/(Loss) per share	28	(6.82)	(5.38)

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position
AS AT 30 JUNE 2005

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2005	2004	2005	2004
		$	$	$	$
ASSETS					
CURRENT ASSETS					
Cash assets	5	8,166,259	15,658,300	6,322,524	14,524,569
Receivables	6.1	42,851	471,139	23,784	346,997
Other	7	144,805	113,044	67,303	67,262
TOTAL CURRENT ASSETS		8,353,915	16,242,483	6,413,611	14,938,828
NON-CURRENT ASSETS					
Receivables	6.2	-	-	-	-
Property, plant and equipment	8	1,232,764	1,556,265	-	-
Investments accounted for using the equity method	9	2,913,061	692,194	-	-
Other financial assets	10	-	-	5,368,747	3,868,048
TOTAL NON-CURRENT ASSETS		4,145,825	2,248,459	5,368,747	3,868,048
TOTAL ASSETS		12,499,740	18,490,942	11,782,358	18,806,876
LIABILITIES					
CURRENT LIABILITIES					
Payables	11	1,647,182	445,908	765,276	522,713
Provisions	12.1	279,589	201,674	-	-
Other	13	378,063	-	-	-
Interest-bearing liabilities	14.1	60,007	60,007	-	-
TOTAL CURRENT LIABILITIES		2,364,841	707,589	765,276	522,713
NON-CURRENT LIABILITIES					
Provisions	12.2	89,184	47,341	-	-
Interest-bearing liabilities	14.2	79,750	143,516	-	-
TOTAL NON-CURRENT LIABILITIES		168,934	190,857	-	-
TOTAL LIABILITIES		2,533,775	898,446	765,276	522,713
NET ASSETS		9,965,965	17,592,496	11,017,082	18,284,163
EQUITY					
Contributed Equity	15	46,821,956	46,821,956	46,821,956	46,821,956
Foreign currency translation reserve	16	(27,830)	12,709	-	-
Accumulated losses	17	(36,828,161)	(29,242,169)	(35,804,874)	(28,537,793)
TOTAL EQUITY		9,965,965	17,592,496	11,017,082	18,284,163

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows
FOR THE YEAR ENDED 30 JUNE 2005

	NOTES	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $	PARENT ENTITY 2005 $	PARENT ENTITY 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from trade and other debtors		23,411	36,197	13,772	11,237
Grant income (Inclusive of GST)		1,787,906	560,529	-	-
Payments to suppliers and employees (Inclusive of GST)		(8,253,163)	(7,004,923)	(1,123,803)	(457,174)
Interest received		641,547	613,010	610,391	601,271
Interest expense		(8,290)	(11,993)	-	-
NET CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES	21	(5,808,589)	(5,807,180)	(499,640)	155,334
CASH FLOWS FROM INVESTING ACTIVITIES					
Equity investment		(1,500,699)	-	(1,500,699)	-
Loans advanced to subsidiaries		-	-	(6,750,608)	(6,163,583)
Loans advanced from subsidiaries		-	-	259,294	-
Repayment of loans advanced to associated entity		286,306	-	289,608	-
Payments for property, plant and equipment		(405,294)	(153,954)	-	-
NET CASH INFLOWS (OUTFLOWS) FROM INVESTING ACTIVITIES		(1,619,687)	(153,954)	(7,702,405)	(6,163,583)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		-	14,494,200	-	14,494,200
Share issue transaction costs		-	(706,302)	-	(706,302)
Payments on finance leases		(63,765)	(60,007)	-	-
NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES		(63,765)	13,727,891	-	13,787,898
NET INCREASE (DECREASE) IN CASH HELD		(7,492,041)	7,766,757	(8,202,045)	7,779,649
Cash at the beginning of the financial year		15,658,300	7,891,543	14,524,569	6,744,920
CASH AT THE END OF THE FINANCIAL YEAR	5	8,166,259	15,658,300	6,322,524	14,524,569

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements
FOR THE YEAR ENDED 30 JUNE 2005

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Starpharma Holdings Limited ('the Company' or 'Parent Entity') as at 30 June 2005 and the results of all controlled entities for the year then ended. Starpharma Holdings Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity ceases during the financial year, its results are included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post-acquisition losses of its associate is recognised in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves.
The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit or loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward unless the benefit is virtually certain of realisation.

Legislation allowing groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes has been substantively enacted. As a consequence of Starpharma Holdings Ltd relinquishing its PDF status in March 2004, Starpharma Holdings Ltd and all of its 100% wholly owned subsidiaries are eligible to form a consolidated group for the year ended 30 June 2004 and subsequent years.

The Board has made a decision to not elect into tax consolidation for the income years up to and including 30 June 2005.

(c) Receivables

The debtors comprise interest receivable, and amounts due from related and sundry parties and they are recognised as they are due for settlement.

(d) Acquisition of assets

The purchase method of accounting is used for all acquisitions regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(e) Revenue recognition

Amounts disclosed as revenue include US Government National Institutes of Health grant income, Federal Government R&D START grant income, Export Market Development Grant income, interest income on short term deposits and sundry items. Revenue is recognised for the major business activities as follows:

(i) Grant Funding

Grant funding is provided under the consolidated entity's agreements with the grantors. Grant revenue is recognised when eligible research expenditure has been incurred.

(f) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

(g) Depreciation and amortisation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment over its expected useful life to the consolidated entity. The expected useful life of items of property, plant and equipment ranges from 4 to 8 years.

(h) Leasehold Improvements

The costs of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at the reporting date are being amortised over the lease term of 6 years.

(i) Employee Benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in employee provisions in respect to employees' services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Superannuation

The consolidated entity contributes to employee superannuation on the basis of legal and contractual requirements.

(iii) Long Service Leave

A liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the non-current provision for employee entitlements, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iv) Equity based compensation plans

Equity based compensation benefits are provided in relation to the Starpharma Holdings Limited Employee Share Option Plan ('ESOP'). Information relating to this plan is set out in note 27.

(v) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

No accounting entries are made in relation to the ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital. The amounts disclosed for remuneration of directors and executives in note 20 include the assessed fair value of options at the date they were granted.

(j) Research expenditure

Research expenditure is charged against income when incurred except where future benefits are expected beyond any reasonable doubt to exceed those costs, in which case they are deferred and amortised over future periods on a basis related to expected future benefits.

(k) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year which are unpaid. These amounts are unsecured and are paid in accordance with supplier terms.

(l) Cash

For the purpose of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

(m) Transaction costs arising in relation to the issue of equity

Transaction costs in relation to the future issue of equity are deferred and recognised directly as a reduction against the proceeds of the future capital raising to which they relate.

(n) Investments

Investments in controlled entities and associates are accounted for in the consolidated financial statements in the manner set out in Note 1(a). Investments in controlled and associated entities within the parent company are brought to account at cost.

(o) Earnings per share

(i) Basic Earnings per Share

Basic Earnings per share is determined by dividing the net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(p) Foreign Currency Translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year, except that which is related to the foreign associated entity.

As the foreign associated entity is self-sustaining, its assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self- sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained profits.

(q) Web Site Costs

Costs in relation to web sites controlled by a controlled entity are charged as expenses in the period in which they are incurred unless they relate to the acquisition of an asset, in which case they are capitalised and amortised over the period of expected benefit. As at the reporting date, all costs relating to web site development and maintenance for the controlled entities have been expensed.

(r) Leased Non-Current Assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting date are being amortised over a period of 5 years.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(s) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include finance lease charges.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

(t) Going Concern

For the year ended 30 June 2005, the Company has incurred losses of $7,585,992 and experienced net cash outflows of $5,808,589 from operations, as disclosed in the statement of financial position and statement of cash flows, respectively. This is consistent with the Company's strategic plans and budget estimates, and the Directors are satisfied regarding the availability of working capital for a period of at least 15 months from balance date in the event that no new equity or grant funding flows in to the company during that period. Accordingly the directors have prepared the financial report on a going concern basis in the belief that the Company will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report.

(u) Impacts of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The consolidated entity has established a project team to manage the transition to AIFRS, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team reports to the audit and risk management committee and is managing the timely implementation of the new standards towards adopting AIFRS.

The project team has analysed all of the AIFRS and has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices have been analysed to determine the most appropriate accounting policy for the consolidated entity.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. No material impacts are expected in relation to the statements of cash flows.

Although the adjustments disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

INCOME TAX

Under AASB 112 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity. On account of the current year losses this will have no material impact on the group as at 30 June 2005.

EQUITY-BASED COMPENSATION BENEFITS

Under AASB 2 Share-based Payment, from 1 July 2004 the group is required to recognise an expense for those options that were issued to employees under the Starpharma Holdings Limited Employee Share Option Plan ('ESOP') after 7 November 2002 but that had not vested by 1 January 2005.

This will result in a change to the current accounting policy under which no expense is recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, consolidated and parent entity accumulated losses at 30 June 2005 would have been $218,615 higher, with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, the consolidated and parent entity employee benefits expense would have been $161,799 higher, with a corresponding increase in the net movement in the share-based payment reserve.

FINANCIAL INSTRUMENTS

The group will be taking advantage of the exemption available under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005. This allows the group to apply previous Australian generally accepted accounting principles (Australian GAAP) to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

Under AASB 132, the current classification of financial instruments issued by entities in the consolidated entity would not change.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of financial assets or liabilities from the application of AIFRS during the year ending 30 June 2005. Changes in classification and measurement will be recognised from 1 July 2005.

FOREIGN CURRENCY TRANSLATION RESERVE: CUMULATIVE TRANSLATION DIFFERENCES

On the initial application of AIFRS, the Group will elect to apply the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards relating to the debit balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve will be deemed to be zero at the date of transition to AIFRS.

As a result of this exemption, the balance of the foreign currency translation reserve of the group at 30 June 2005 will increase by $12,709. Accumulated losses will decrease by this amount. There is no effect on the parent entity.

IMPAIRMENT OF ASSETS

Under AASB 136 Impairment of non current assets, on an annual basis, the company is required to consider whether any indicators of the impairment of its assets exist. If it is determined that indicators of impairment exist then an impairment review is required to be performed based upon the concept of cash generating units. If positive cashflows are not generated, assets should be written down to the higher of fair value less costs to sell and value in use.

In accordance with the requirements of AASB 136, the director's believe that no impairment of assets is required as at 30 June 2005.

RECLASSIFICATION OF OTHER INCOME

Under AIFRS, government grants are classified as other income. This is in contrast to the current Australian GAAP treatment under which such items are classified as revenue.

If the policy required under AIFRS had been applied during the year ended 30 June 2005, the consolidated revenue from ordinary activities would have been $1,409,844 lower and the consolidated other income would have been $1,409,844 higher.

NOTE 2: REVENUE

	CONSOLIDATED		PARENT ENTITY	
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
REVENUE FROM OUTSIDE THE OPERATING ACTIVITIES				
Government grants	1,409,844	703,160	-	-
Interest revenue	616,043	640,246	587,907	607,467
Proceeds on sale of property, plant and equipment	2,700	-	-	-
Sub lease rental revenue	6,789	31,467	-	-
Other	13,922	15,730	13,772	11,237
	2,049,298	1,390,603	601,679	618,704

NOTE 3: LOSS FROM ORDINARY ACTIVITIES

	CONSOLIDATED		PARENT ENTITY	
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
(i) Net gains and expenses				
Loss from ordinary activities before income tax expense includes the following items:				
NET GAINS				
Gain on sale of property plant and equipment	2,700	-	-	-

NOTE 3: LOSS FROM ORDINARY ACTIVITIES CONT.

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
EXPENSES				
Depreciation (plant and equipment)	629,865	539,089	-	-
Amortisation (plant and equipment under finance lease)	64,000	64,000	-	-
Research and development expense	6,410,293	4,119,259	-	-
Rental expense on operating leases	407,808	378,661	-	-
Foreign exchange loss	38,595	10,076	51,348	10,076
Doubtful debts	-	-	6,750,608	6,401,548
Borrowing costs	8,290	12,011	-	-
(ii) Share of results of associates accounted for using the equity method				
Gain on issue of new equity by associate	1,235,543	575,610	-	-
Equity accounted loss	(334,835)	(193,436)	-	-
Provision for diminution	(140,000)	-	-	-
	760,708	382,174	-	-

NOTE 4: INCOME TAX

The prima facie tax, using tax rates applicable in the country of operation, on profit differs from the income tax provided in the financial statements as follows:

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Loss from ordinary activities before income tax	(7,585,992)	(5,497,850)	(7,267,081)	(6,529,779)
Income tax expense/(benefit) @ 30% (2004: 30%)	(2,275,798)	(1,649,355)	(2,180,124)	(1,958,934)
Tax effect of permanent differences:				
Entertainment	2,890	2,037	-	-
Research and development allowance	(284,579)	(121,681)	-	-
Write down in carrying value of investments	42,000	-	-	-
Equity accounted loss	100,451	-	-	-
Write down in carrying value of loans	-	-	2,025,182	1,920,464
Gain on dilution of equity investments	(370,663)	-	-	-
Other	-	1,198	-	-
Future income tax benefits not booked	2,785,700	1,767,801	154,942	38,470
INCOME TAX EXPENSE ATTRIBUTABLE TO ORDINARY ACTIVITIES	-	-	-	-

Income tax losses

Future income tax benefits arising from tax losses of a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	10,376,033	7,766,079	193,412	38,470

Future income tax benefits

Potential future income tax benefits of $10,376,033 (2004: $7,766,079) attributable to tax losses carried forward by controlled entities have not been brought to account at balance date because the directors do not believe it appropriate to regard the realisation of the future income tax benefits as virtually certain.

The future income tax benefit will only be obtained if:

i. future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
ii. the conditions for deductibility imposed by tax legislation continue to be complied with; and
iii. no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Tax consolidation legislation

Legislation allowing groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes has been substantively enacted. As a consequence of Starpharma Holdings Ltd relinquishing its PDF status in March 2004, Starpharma Holdings Ltd and all of its 100% wholly owned subsidiaries are eligible to form a consolidated group for the year ended 30 June 2004 and subsequent years.

The Board has made a decision to not elect into tax consolidation for the income years up to and including 30 June 2005.

NOTE 5: CURRENT ASSETS – CASH ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Cash at bank and on hand	2,042,795	2,118,872	199,060	985,141
Deposits at call	6,123,464	13,539,428	6,123,464	13,539,428
	8,166,259	15,658,300	6,322,524	14,524,569

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Balance of cash as shown in the statements of cash flows	8,166,259	15,658,300	6,322,524	14,524,569

Deposits at call

The deposits are bearing floating interest rates of 5.58% (2004: 5.37%).

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

NOTE 6.1: CURRENT ASSETS - RECEIVABLES

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Interest receivable	42,851	50,284	23,784	46,268
Loans receivable from:				
- controlled entities	-	-	-	-
- associates	-	289,729	-	289,729
Other receivables	-	131,126	-	11,000
	42,851	471,139	23,784	346,997

Interest receivable

The carrying amount of interest receivable approximates net fair values.

Other receivables

The receivables comprise sundry debtors and are subject to normal terms of settlement within 60 days.

NOTE 6.2: NON-CURRENT ASSETS - RECEIVABLES

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Loans to controlled entities	-	-	18,751,956	12,001,548
Provision for doubtful debts	-	-	(18,751,956)	(12,001,548)
	-	-	-	-

NOTE 7: CURRENT ASSETS – OTHER

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Prepayments	144,805	113,044	48,003	53,818
GST Claimable	-	-	19,300	13,444
	144,805	113,044	67,303	67,262

NOTE 8: NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Plant and equipment (at cost)	1,766,727	1,450,943	-	-
Less: Accumulated depreciation	(1,248,823)	(854,145)	-	-
	517,904	596,798	-	-
Leasehold improvements (at cost)	1,128,512	1,121,312	-	-
Less: Accumulated depreciation	(541,652)	(353,845)	-	-
	586,860	767,467	-	-
Plant and equipment under finance lease	320,000	320,000	-	-
Less: Accumulated amortisation	(192,000)	(128,000)	-	-
	128,000	192,000	-	-
	1,232,764	1,556,265	-	-

Reconciliations

Reconciliations of the carrying amounts of plant & equipment at the beginning and end of the current financial year are set out below.

	PLANT & EQUIPMENT	
	2005	2004
	$	$
Consolidated		
Carrying amount at 1 July	1,556,265	2,005,400
Additions	370,364	153,954
Disposals	-	-
Depreciation and amortisation	(693,865)	(603,089)
Carrying amount at 30 June	1,232,764	1,556,265

NOTE 9: NON-CURRENT ASSETS - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	CONSOLIDATED	
	2005	2004
	$	$
Shares in associated entities	2,913,061	692,194

Shares in associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (see Note 10).

NOTE 9: NON-CURRENT ASSETS - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONT.

	CONSOLIDATED	
	2005	2004
	$	$
Movements in the carrying amounts of investments in associates		
Carrying amount at the beginning of the financial year	692,194	250,700
Acquisition of investment in associates	1,500,699	-
Gain on issue of equity by associate	1,235,542	575,610
Share of losses from ordinary activities after income tax	(334,835)	(193,436)
Foreign currency reserve (note 16)	(40,539)	59,320
Writedown of investment in associate	(140,000)	-
Carrying amount at the end of the financial year	2,913,061	692,194

NOTE 10: NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Other non-traded investments				
Shares in controlled entities – at cost	-	-	17,500,106	17,500,106
Provision for diminution in value	-	-	(17,500,106)	(17,500,106)
Shares in associated entities – at cost	-	-	5,368,747	3,868,048
	-	-	5,368,747	3,868,048

At 30 June 2005 and 2004, the directors undertook to assess the recoverable amount of the parent entity's investments in its subsidiaries. Each subsidiary has a value which is directly linked to the potential cash flows which may be derived from the outcome of their respective research and development activities. At 30 June 2005 and 2004, the directors have assessed that there is not sufficient certainty with respect to those potential future cash flows to warrant the deferral of research and development expenditure (the recovery of which is not assured beyond reasonable doubt) and similarly, to support the carrying value of the parent entity's investments in its subsidiaries. As a result the carrying value of the parent entity's investments in its subsidiaries has been written down to nil as at 30 June 2005 and 2004.

NOTE 11: CURRENT LIABILITIES – PAYABLES

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Trade creditors	1,647,182	428,918	111,622	128,273
Loans payable to:				
- controlled entities	-	-	653,654	394,440
GST Payable	-	16,990	-	-
	1,647,182	445,908	765,276	522,713

NOTE 12.1: CURRENT LIABILITIES – PROVISIONS

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Employee entitlements	279,589	201,674	-	-

NOTE 12.2: NON-CURRENT LIABILITIES – PROVISIONS

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Employee entitlements	89,184	47,341	-	-

NOTE 13: CURRENT LIABILITIES – OTHER

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Deferred grant income	378,063	-	-	-

NOTE 14.1: CURRENT LIABILITIES – INTEREST-BEARING LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Finance lease liability (secured)	60,007	60,007	-	-

NOTE 14.2: NON-CURRENT LIABILITIES – INTEREST-BEARING LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Finance lease liability (secured)	79,750	143,516	-	-

NOTE 15: CONTRIBUTED EQUITY

	PARENT ENTITY		PARENT ENTITY	
	2005	2004	2005	2004
	SHARES	SHARES	$	$
(a) Share Capital				
Ordinary shares - fully paid	111,235,000	111,235,000	46,821,956	46,821,956
Former share premium account included in equity			2,500,000	2,500,000

(b) Movements in ordinary contributed capital of the company during the past two years were as follows:

DATE	DETAILS	NUMBER OF SHARES	ISSUE PRICE	$
30 June 2003	Balance	88,900,000		33,034,058
10 September 2003	Share Issue	13,335,000	$0.52	6,934,200
	Less: Issue Costs			(328,418)
18 March 2004	Share Issue	9,000,000	$0.84	7,560,000
	Less: Issue Costs			(377,884)
30 June 2005	Balance	111,235,000		46,821,956

Share rights

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

As at 30 June 2005 there were 111,235,000 issued ordinary shares.

Options

Information relating to the Starpharma Holdings Limited Employee Share Option Plan, including details of options issued, exercised and expired during the financial year and options outstanding at the end of the financial year are set out in Note 20 and 27.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

NOTE 16: RESERVES

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Foreign currency translation reserve	(27,830)	12,709	-	-
Foreign currency translation reserve				
Opening Balance	12,709	(46,609)	-	-
Net exchange differences on translation of results of associated entity	(40,539)	59,318	-	-
Closing Balance	(27,830)	12,709	-	-

Exchange differences arising on translation of the foreign associated entity are taken to the foreign currency translation reserve, as described in note 1(p).

NOTE 17: ACCUMULATED LOSSES

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Accumulated losses at beginning of the year	(29,242,169)	(23,744,319)	(28,537,793)	(22,008,014)
Net loss for the year	(7,585,992)	(5,497,850)	(7,267,081)	(6,529,779)
Accumulated losses at end of the year	(36,828,161)	(29,242,169)	(35,804,874)	(28,537,793)

NOTE 18: COMMITMENTS FOR EXPENDITURE

Lease commitments

Commitments in relation to leases contracted are payable as follows:

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Not later than one year	123,293	376,234	-	-
Later than one year and not later than five years	76,938	214,341	-	-
Later than five years	-	-	-	-
Less Future finance charges	(4,243)	(12,477)	-	-
	195,988	578,098	-	-
Representing:				
Cancellable operating leases	56,231	374,575	-	-
Finance lease	139,757	203,523	-	
	195,988	578,098	-	-

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

NOTE 18: COMMITMENTS FOR EXPENDITURE CONT.

Operating Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Not later than one year	51,293	304,234	-	-
Later than one year and not later than five years	4,938	70,341	-	-
Later than five years	-	-	-	-
Representing cancellable operating leases	56,231	374,575	-	-

Finance Lease commitments

Commitments in relation to finance leases are payable as follows:

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Not later than one year	72,000	72,000	-	-
Later than one year and not later than five years	72,000	144,000	-	-
Less Future finance charges	(4,243)	(12,477)	-	-
	139,757	203,523	-	-
Representing finance lease liabilities				
Current (Note 14.1)	60,007	60,007	-	-
Non-Current (Note 14.2)	79,750	143,516	-	-
	139,757	203,523	-	-

The weighted average interest rate implicit in the lease is 6.26% (2004: 6.26%).

NOTE 19: CONTROLLED AND ASSOCIATED ENTITIES

Investments in Controlled Entities

	COUNTRY OF INCORPORATION	CLASS OF SHARES	2005 EQUITY HOLDING	2004 EQUITY HOLDING	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2005 $	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2004 $
Starpharma Pty. Limited	Australia	Ordinary	100%	100%	9,900,001	9,900,001
Angiostar Pty. Limited	Australia	Ordinary	100%	100%	3,300,005	3,300,005
Viralstar Pty. Limited	Australia	Ordinary	100%	100%	4,300,000	4,300,000
Preclin Pty. Limited	Australia	Ordinary	100%	100%	100	100
					17,500,106	17,500,106

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity. Information relating to the associates is set out below.

Investments in Associated Entities

	COUNTRY OF INCORPORATION	CLASS OF SHARES	2005 EQUITY HOLDING	2004 EQUITY HOLDING	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2005 $	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2004 $
Dendritic Nanotechnologies, Inc.	USA	Ordinary	32.90%	44.54%	5,168,747	3,868,048
Dimerix Bioscience Pty Ltd	Australia	Ordinary	30.00%	-	200,000	-

	CONSOLIDATED 2005 $	CONSOLIDATED 2004 $
Movements in carrying amounts of investments in associates		
Carrying amount at the beginning of the financial year	692,194	250,700
Acquisition of investments in associates	1,500,699	-
Gain on issue of equity by associate	1,235,542	575,610
Share of losses from ordinary activities after related income tax	(334,835)	(193,436)
Foreign currency reserve	(40,539)	59,320
Provision for diminution	(140,000)	-
Carrying amount at the end of the financial year	2,913,061	692,194
Reserves attributable to associates		
Foreign currency reserve		
Balance at the beginning of the financial year	12,709	(46,609)
Net exchange differences on translation of results of associated entity	(40,539)	59,318
Balance at the end of the financial year	(27,830)	12,709
Summary of the performance and financial position of associates - Dendritic Nanotechnologies, Inc.		
Profits/(Loss) from ordinary activities after related income tax expense	(785,278)	(427,618)
Assets	8,927,661	1,967,538
Liabilities	247,219	533,566
Summary of the performance and financial position of associates - Dimerix Bioscience Pty Ltd		
Profits/(Loss) from ordinary activities after related income tax expense	(49,980)	-
Assets	151,357	-
Liabilities	1,337	-

Equity accounting of Dendritic Nanotechnologies, Inc.

On 27th March 2003 the controlled entity Dendritic Nanotechnologies Pty Ltd ("DNT Pty Ltd") became a wholly owned subsidiary of the US entity Dendritic Nanotechnologies Inc. ("DNT Inc"). The Company acquired 49.99% of the issued shares in DNT Inc in exchange for its shares in DNT Pty Ltd which has subsequently been reduced to 32.9% as a result of the issue of new equity by DNT Inc. The Directors of the Company have resolved that control in DNT Pty Ltd ceased on 27th March 2003 and that the accounts of DNT Pty Ltd and DNT Inc be accounted for using equity accounting principles from that date.

Equity accounting of Dimerix Bioscience Pty Ltd

On 16 March 2005 the Company announced that as a foundation shareholder, it established the start-up biotechnology company Dimerix Bioscience Pty Ltd. Based in Perth, Western Australia, Dimerix is a specialist drug development company established to commercialise a unique technology in receptor coupling, specifically G-Protein coupled receptors ("GPCRs"). Starpharma contributed $200,000 in cash in return for a 30% equity holding, making it the largest shareholder in Dimerix. The Directors of the Company have resolved that the Company does not have effective control in Dimerix and that the accounts of Dimerix are to be accounted for using equity accounting principles from 16 March 2005.

NOTE 20: DIRECTOR AND EXECUTIVE DISCLOSURES

Directors

The following persons were directors of Starpharma Holdings Limited for the whole of the financial year and up to the date of this report:

Chairman – non-executive
P T Bartels

Executive directors
J W Raff, Chief Executive Officer

Non-executive directors
P M Colman
R Dobinson
L Gorr
P J Jenkins

Executives (other than directors) with the greatest authority for strategic direction and management

The following persons were the executives with the greatest authority for the strategic direction and management of the consolidated entity ('specified executives") during the financial year:

NAME	POSITION
O T Grogan	VP – Commercial Development & Licensing
A Szabo	VP – Business Development (ceased employment 31 January 2005)
B P Rogers	Company Secretary
T D McCarthy	VP – Drug Development
G Y Krippner	VP – Drug Discovery
J R Paull	VP – Regulatory Affairs & QA

Principles used to determine the nature and amount of remuneration

The objective of the Company's remuneration policy is to ensure appropriate and competitive reward for the results delivered. The remuneration and nomination committee, consisting of three independent non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees consist of a base yearly amount plus additional amounts for membership of board committees or membership of boards of associated entities. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-executive directors do not receive share options or bonuses.

Non-executive directors' fees are reviewed annually by the Board, but have not been increased since 1 January 2004. Fees and payments are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The aggregate amount currently stands at $350,000 which was approved by shareholders on 19 November 2003.

Executive remuneration

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Group's operations. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. Factors taken into account in determining remuneration packages include demonstrated record of performance against targets and key performance indicators (KPIs), internal relativities, data from a national biotechnology salary survey and the Company's ability to pay. Executives may be offered share options as part of their remuneration package as recognition for specific achievements or contributions.

Performance review and development

Executives and other staff participate in a two stage performance review and development process consisting of an objectives planning and development session at the commencement of the annual cycle and a performance and pay review towards the end of the cycle.

Details of remuneration

Details of the nature and amount of each element of the remuneration of each director of Starpharma Holdings Limited and each of the six specified officers of the Company and the consolidated entity are set out in the following tables.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

Non-executive directors of Starpharma Holdings Limited

2005	PRIMARY		POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$
P T Bartels	-	-	80,000	-	80,000
P M Colman	36,697	-	3,303	-	40,000
R Dobinson	40,000	-	-	-	40,000
L Gorr	36,697	-	3,303	-	40,000
P J Jenkins	36,697	-	3,303	-	40,000
Total:	150,091	-	89,909	-	240,000

Executive directors of Starpharma Holdings Limited

2005		PRIMARY		POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$	$
J W Raff	269,000	-	78,524	92,350*	-	439,874

*$50,000 of the $92,350 contributed to J W Raff's superannuation was the result of a bonus.

Other executives of Starpharma Holdings Limited or subsidiary companies

2005		PRIMARY		POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$	$
O T Grogan *VP – Commercial Development & Licensing*	139,123	-	22,373	21,711	3,589	186,796
A Szabo* *VP – Business Development*	97,964	-	-	8,670	12,966	119,600
B P Rogers *Company Secretary*	99,666	-	27,368	20,065	43,585	190,684
T D McCarthy *VP – Drug Development*	96,421	-	24,897	18,682	19,811	159,811
G Y Krippner *VP – Drug Discovery*	99,346	-	19,920	10,734	39,622	169,622
J R Paull *VP – Regulatory Affairs & QA*	104,739	-	-	9,426	15,849	130,014
TOTAL:	637,259	-	94,558	89,288	135,422	956,527

*ceased employment 31 January 2005

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

Remuneration of directors and individual specified executives for the year ended 30 June 2004 is set out below. In some cases different individuals are included from those specified in the year ended 30 June 2005.

Non-executive directors of Starpharma Holdings Limited

2004	PRIMARY		POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$
R J Oliver (From 1/7/2003 – 6/8/2003)	3,500	-	-	-	3,500
P T Bartels (From 6/8/2003)	38,733	-	40,000	-	78,733
P M Colman	29,817	-	2,683	-	32,500
R Dobinson	29,817	-	2,683	-	32,500
L Gorr	29,817	-	2,683	-	32,500
P J Jenkins	29,817	-	2,683	-	32,500
TOTAL:	161,501	-	50,732	-	212,233

Executive directors of Starpharma Holdings Limited

2004		PRIMARY		POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$	$
J W Raff	299,368	-	22,572	46,520	-	368,460

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

Other executives of Starpharma Holdings Limited or subsidiary companies

2004	PRIMARY			POST-EMPLOYMENT	EQUITY	
	CASH SALARY & FEES	CASH BONUS	NON-MONETARY BENEFITS	SUPER-ANNUATION	OPTIONS	TOTAL
NAME	$	$	$	$	$	$
O T Grogan *VP – Commercial Development & Licensing*	133,085	-	16,172	23,156	-	172,413
A Szabo *VP – Business Development*	30,628	-	-	2,756	389	33,773
B P Rogers *Company Secretary*	92,970	-	22,508	18,767	17,122	151,367
T D McCarthy *VP – Drug Development*	81,262	10,000	18,733	17,888	7,783	135,666
G Y Krippner *VP – Drug Discovery*	89,385	-	8,902	9,690	15,566	123,543
J R Paull *VP – Regulatory Affairs & QA*	84,929	6,205	-	8,202	6,226	105,562
B Braggs *Scientific Affairs Manager (until 3 October 2003)*	34,571	10,000	-	6,370	-	50,941
TOTAL:	546,830	26,205	66,315	86,829	47,086	773,265

Service Agreements

Remuneration and other terms of employment for the CEO and the specified executives are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, and other benefits including participation, when eligible, in the Starpharma Holdings Employee Share Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

J W Raff *Chief Executive Officer*

- Fixed term of three years from 1 September 2004
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $333,218 plus fully maintained motor vehicle, to be reviewed annually and increased by an amount no less than the annual increase in the Consumer Price Index
- Fringe benefits - on-site car parking
- Subject to termination by either party upon the giving of a minimum notice period of one year, except that the Company shall be entitled to terminate the executive's employment summarily in the following circumstances:

(i) The Executive wilfully disobeys or disregards a lawful direction given to the Executive or is otherwise guilty of serious misconduct;

(ii) The Executive has any direct or indirect interest in any business or matter which conflicts with the proper performance of the Executive's duties unless the Executive has provided prior written disclosure of such interest and the Company has waived any objection to the Executive maintaining such an interest;

(iii) The Executive is guilty of any wilful breach or continued neglect of the terms of this Agreement or of the duties and obligations which the Executive is required to perform or meet hereunder; or

(iv) The Executive becomes bankrupt or makes a composition or arrangement with the Executive's creditors generally or takes advantage of any statute for the relief of insolvent debtors such that, in the reasonable opinion of the Company, the performance of the Executive of the Executive's duties and responsibilities is adversely affected or the commercial and business interests of the Company are prejudiced and/or damaged.

O T Grogan *VP – Commercial Development & Licensing*

- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $214,675, to be reviewed annually by the remuneration committee.
- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

A Szabo *VP – Business Development*

- No fixed term of agreement
- Base salary, inclusive of superannuation, per annum for period ending 30 June 2005 of $180,000 (ceased employment 31 January 2005)
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

B P Rogers *Company Secretary*

- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $142,996, to be reviewed annually by the remuneration committee.
- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

T D McCarthy *VP – Drug Development*

- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $150,000, to be reviewed annually by the remuneration committee.

- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

G Y Krippner *VP – Drug Discovery*

- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $130,000, to be reviewed annually by the remuneration committee.
- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

J R Paull *VP – Regulatory Affairs & QA*

- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2005 of $120,000, to be reviewed annually by the remuneration committee.
- Fringe benefits - on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

Share-based compensation

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

GRANT DATE	EXPIRY DATE	EXERCISE PRICE	VALUE PER OPTION AT GRANT DATE	DATE EXERCISABLE
8 February 2004	8 February 2009	$0.9375	$0.46	9 February 2006
1 July 2004	1 July 2009	$0.9375	$0.44	1 July 2006
12 May 2005	12 May 2010	$0.9375	$0.30	13 May 2007

Share options granted to directors and specified executives

Options over unissued ordinary shares of Starpharma Holdings Limited granted during or since the end of the financial year to any of the directors or the specified executives of the Company and consolidated entity with greatest authority as part of their remuneration were as follows:

	OPTIONS GRANTED	DATE GRANTED
O T Grogan, VP – Commercial Development & Licensing	100,000	12 May 2005
A Szabo, VP – Business Development	100,000	1 July 2004

The options were granted under the Starpharma Holdings Limited Employee Share Option Plan (ASX code SPLAM) ("the Plan") on the dates indicated. The 100,000 options granted to A Szabo expired under the terms of the Plan upon cessation of employment with the Company.

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

Option holdings

There were no options over shares in the Company held by any director of Starpharma Holdings Limited or their personally-related entities during the financial year. The numbers of options over ordinary shares in the company held during the financial year by each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

NAME	BALANCE AT THE START OF THE YEAR	GRANTED DURING THE YEAR AS REMUNERATION	EXERCISED DURING THE YEAR	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR	VESTED & EXERCISABLE AT THE END OF THE YEAR
Specified executives of the consolidated entity						
O T Grogan	200,000	100,000	-	-	300,000	200,000
A Szabo	5,000	100,000	-	(105,000)	-	-
B P Rogers	220,000	-	-	-	220,000	-
T D McCarthy	220,000	-	-	-	220,000	120,000
G Y Krippner	200,000	-	-	-	200,000	200,000
J R Paull	100,000	-	-	-	100,000	20,000

Share holdings

The numbers of shares in the company held during the financial year by each director of Starpharma Holdings Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF OPTIONS	OTHER CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Directors of Starpharma Holdings Limited				
Ordinary shares				
P T Bartels	80,000	-	20,000	100,000
P M Colman	5,982,482	-	-	5,982,482
R Dobinson	3,505,976	-	-350,000	3,155,976
L Gorr	5,560,500	-	-365,600	5,194,900
P J Jenkins	2,239,500	-	-48,000	2,191,500
J W Raff	5,477,331	-	157,090	5,634,221
Specified executives of the consolidated entity				
Ordinary shares				
O T Grogan	6,200	-	40,000	46,200
A Szabo	-	-	-	-
B P Rogers	41,700	-	20,000	61,700
T D McCarthy	4,000	-	-	4,000
G Y Krippner	-	-	-	-
J R Paull	-	-	-	-

NOTE 21: CASH FLOW INFORMATION

Reconciliation of net cash flows from operating activities to operating profit/(loss) after income tax

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Operating loss after income tax:	(7,585,992)	(5,497,850)	(7,267,081)	(6,529,779)
Depreciation and amortisation:	693,865	603,089	-	-
Change in operating assets and liabilities, net of effects of acquisitions and disposals of entities				
(increase) decrease in receivables and other Assets	141,980	(16,386)	33,481	(40,072)
Increase (decrease) in trade creditors	1,204,445	(274,902)	(16,648)	323,637
Increase (decrease) in employee provisions	119,758	43,286	-	-
Increase (decrease) in deferred income	378,063	(282,243)	-	-
Share in results of associates	(760,708)	(382,174)	-	-
Gain on sale of property, plant and equipment	-	-	-	-
Gain on sale of investment	-	-	-	-
Provision for doubtful debts	-	-	6,750,608	6,401,548
Net cash inflows/(outflows) from operating activities	(5,808,589)	(5,807,180)	(499,640)	155,334

NOTE 22: EVENTS SUBSEQUENT TO BALANCE DATE

The following options were granted to specified executives who joined the Company subsequent to balance date:

	OPTIONS GRANTED	DATE GRANTED
C P Barrett, Manager, Business Development	100,000	18 July 2005
J Fairley, Chief Operating Officer	300,000	4 July 2005

No further matters or circumstances have arisen since 30 June 2005 that have significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or
(b) the results of the operations in future financial years, or
(c) the consolidated entity's state of affairs in future financial years.

NOTE 23: RELATED PARTIES

Directors

The names of persons who were directors of Starpharma Holdings Limited at any time during the financial year are as follows: P T Bartels, P M Colman, R Dobinson, L Gorr, P J Jenkins and J W Raff. All of these persons were also directors during the year ended 30 June 2004.

Details of directors' remuneration are set out in Note 20.

Other transactions with Directors and Director-related Entities

A director, Mr L Gorr is a partner of the firm, Herbert Geer & Rundle, which rendered legal services to the consolidated entity. All such dealings with the consolidated entity were in the ordinary course of business and on normal terms and conditions.

For part of the 2004 year, a director, Prof P M Colman was a director of The Biomolecular Research Institute Limited, which provided some administrative services to the consolidated entity. All such dealings with the consolidated entity were in the ordinary course of business and on normal terms and conditions.

Aggregate amounts of each of the above types of transactions with Directors and their Director-related entities are:

	CONSOLIDATED		PARENT ENTITY	
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
Administrative Services	-	30,526	-	-
Legal fees	1,901	35,356	-	-

Apart from the above no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests subsisting at year end.

Wholly owned group

The wholly-owned group consists of Starpharma Holdings Limited and its wholly-owned controlled entities, Angiostar Pty. Limited, Starpharma Pty. Limited, Viralstar Pty. Limited and Preclin Pty. Limited. Ownership interests in these controlled entities are set out in note 19.

Transactions between Starpharma Holdings Limited and other entities in the wholly-owned group during the year 30 June 2005 consisted of:

- loans advanced by Starpharma Holdings Limited;
- loans repaid to Starpharma Holdings Limited;

The above transactions were made on normal commercial terms and conditions. However, there are no fixed terms for the repayment of principal on loans advanced by Starpharma Holdings Limited.

The aggregate amount receivable by the parent entity from entities in the wholly-owned group at balance date is $18,751,956 (2004: $12,001,548).

The aggregate amount payable by the parent entity to entities in the wholly owned group at balance date is $653,654 (2004: $394,440).

The parent entity has accounted for a doubtful debt provision of $6,750,608 (2004: $6,401,548) attributable to receivables from controlled entities and has written down the carrying value of its investments in its wholly owned subsidiaries to nil - refer note 3.

Controlling entity

The ultimate parent entity in the wholly owned group is Starpharma Holdings Limited.

Associates

The aggregate amount receivable by the parent entity from associated entities at balance date is $nil (2004: $289,729) – refer note 6.1.

NOTE 24: REMUNERATION OF AUDITORS

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the consolidated entity are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

During the year the following fees were paid or payable for services provided by the auditor (PricewaterhouseCoopers) of the parent entity, its related practices and non-related audit firms:

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Audit or review of financial reports of the entity or any entity in the consolidated entity	92,500	70,500	92,500	70,500
Non-audit services: - Grant review & AIFRS worshop.	22,000	38,145	22,000	38,145

NOTE 25: FINANCIAL INSTRUMENTS

(a) Credit risk exposures

The credit risk on the financial assets of the Company and consolidated entity which have been recognised on the balance sheet is generally the carrying amount of those financial assets net of any provisions where raised.

(b) Interest rate risk

The Company's and consolidated entity's exposure to interest rate risk is limited to that exposure which arises from the holding of cash balances and bills of exchange. Interest is earned on cash balances and bills of exchange at the prevailing floating rate, which at 30 June 2005 was 5.58% (2004: 5.37%). Cash balances are at call and bills of exchange have a maturity of no more than 60 days. The finance lease on property plant and equipment has an implicit interest rate of 6.26%. All other financial assets and liabilities are non interest bearing.

(c) Carrying amounts and net fair values of financial asset and liabilities

The Company's and the consolidated entity's balance sheet reflect net assets. All balances stated in these balance sheets are, respectively, considered to form part of the Company's and the consolidated entity's net financial assets and liabilities with the exception of property, plant and equipment assets, other receivables, employee entitlement liabilities and investments in subsidiary companies (where included therein).

The carrying value of financial assets and liabilities as stated in the Company's and consolidated entity's balance sheets is equivalent to the net fair value of those financial assets and liabilities.

NOTE 26: SEGMENT INFORMATION

Business Segments

The consolidated entity operated during the year in the following business segments:

- Virology – development and commercialisation of dendrimers for prevention and treatment of virus diseases, particularly sexually transmitted diseases.
- Angiogenesis – development and commercialisation of dendrimers that inhibit angiogenesis.
- Other Pharmaceuticals – development of dendrimers with novel pharmaceutical activity.

Geographical Segments

The consolidated entity operates in the one geographical segment of Australia.

Equity Accounted Investment

The consolidated entity owns 32.9% of Dendritic Nanotechnologies, Inc., a research, development and commercialisation company located in Michigan, USA which in the determination of the full-year result to and balance sheet as at 30 June 2005 and 2004, is accounted for using the equity method. As at 30 June 2004, the consolidated entity owned 44.5% of Dendritic Nanotechnologies, Inc.

At balance date the consolidated entity owned 30.0% of Dimerix Bioscience Pty Ltd, a specialist drug development and commercialisation company located in Perth, Western Australia which in the determination of the full-year result to and balance sheet as at 30 June 2005, is accounted for using the equity method. Starpharma is a foundation shareholder of this entity that was established in March 2005. On 15 September 2005, the Company announced that Dimerix had closed a Series A financing and that Starpharma's equity interest in Dimerix post-financing was 22%.

Segment Information for Year Ending 30 June 2005

PRIMARY BASIS – BUSINESS SEGMENTS	VIROLOGY	ANGIOGENESIS	OTHER PHARMACEUTICALS	DENDRITIC NANOTECHNOLOGIES	UNALLOCATED	CONSOLIDATED TOTAL
REVENUE						
External Revenue	1,409,844	-	-	-	639,454	2,049,298
Total Segment Revenue	1,409,844	-	-	-	639,454	2,049,298
ASSOCIATED ENTITIES						
Share of results of associates accounted for using the equity method	-	-	-	760,708	-	-
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(2,760,025)	(842,499)	(4,485,463)	760,708	(258,713)	(7,585,992)

PRIMARY BASIS – BUSINESS SEGMENTS	VIROLOGY	ANGIOGENESIS	OTHER PHARMACEUTICALS	DENDRITIC NANOTECHNOLOGIES	UNALLOCATED	CONSOLIDATED TOTAL
DEPRECIATION & AMORTISATION						
Depreciation	312,239	312,239	69,387	-	-	693,865
LIABILITIES						
Total Segment Liabilities	-	-	-	-	2,533,775	2,533,775
ASSETS						
Total Segment Assets	639,189	639,189	142,042	2,913,061	8,166,259	12,499,740
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	92,650	92,650	185,303	-	-	370,603
Investments in Associates	-	-	-	1,500,699	-	1,500,699

Segment Information for Year Ending 30 June 2004

PRIMARY BASIS – BUSINESS SEGMENTS	VIROLOGY	ANGIOGENESIS	OTHER PHARMACEUTICALS	DENDRITIC NANOTECHNOLOGIES	UNALLOCATED	CONSOLIDATED TOTAL
REVENUE						
External Revenue	-	656,148	47,012	-	687,443	1,390,603
Total Segment Revenue	-	656,148	47,012	-	687,443	1,390,603
ASSOCIATED ENTITIES						
Share of results of associates accounted for using the equity method	-	-	-	382,174	-	-
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(2,347,094)	(1,104,520)	(1,760,994)	-	285,242	(5,497,850)
DEPRECIATION & AMORTISATION						
Depreciation	271,390	271,390	60,309	-	-	603,089
LIABILITIES						
Total Segment Liabilities	-	-	-	-	898,446	898,446
ASSETS						
Total Segment Assets	832,824	832,824	185,071	981,923	15,658,300	18,490,942
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	69,279	69,279	15,396	-	-	153,954
Investments in Associates	-	-	-		692,194	692,194

NOTE 27: EMPLOYEE ENTITLEMENTS

(a) Employee and related on costs liabilities

	CONSOLIDATED		PARENT ENTITY	
	2005	2004	2005	2004
	$	$	$	$
Provision for employee entitlements current and non-current (Note 12.1 and 12.2)	368,773	249,015	-	-
	2005	2004	2005	2004
	NUMBER	NUMBER	NUMBER	NUMBER
Employee Numbers				
Number of employees at the reporting date	32	30	-	-

(b) Employee Option Plans

Starpharma Holdings Limited Employee Share Option Plan

The revision of the Starpharma Holdings Limited Employee Share Option Plan was approved by shareholders at the Annual General Meeting held on 17 November 2004. All full time or part time employees and directors of the Company or associated companies are eligible to participate in the Plan.

The object of the Plan is to assist in the recruitment, reward, retention and motivation of employees of the Company.

Options are granted under the plan for no consideration.

Options are normally granted for a five year period and become exercisable on the second anniversary of the date of grant.

Options granted under the plan carry no dividend or voting rights.

Each option is personal to the participant and is not transferable, transmissible, assignable or chargeable, except in accordance with clause 5.2 or clause 5.3 of the Plan, or with the prior written consent of the Committee.

Each option is convertible into one ordinary share by the participant giving to the Company a notice specifying that it exercises the option accompanied by:

(a) the Option Certificate; and

(b) payment of the full amount of the Exercise Price by cheque made out in favour of the Company.

A total of 300,000 options were granted under the Plan on 7 February 2001. Of these, 80,000 lapsed on cessation of employment of the participant leaving 220,000 of these options on issue. These options were issued for no consideration and may be exercised on or before 31 December 2005. The exercise price under the plan is 93.75 cents per share.

A total of 240,000 options were granted under the plan on 12 April 2002. Of these, 20,000 lapsed on cessation of employment of the participant leaving 220,000 of these options on issue. These options were issued for no consideration and may be exercised on or before 11 April 2007. The exercise price under the plan is 93.75 cents per share.

A total of 200,000 options were granted under the plan on 21 June 2002. These options were issued for no consideration and may be exercised on or before 30 June 2007. The exercise price under the plan is 93.75 cents per share.

A total of 200,000 options were granted under the plan on 6 February 2004. These options were issued for no consideration and may be exercised on or before 31 December 2008. The exercise price under the plan is 73.00 cents per share.

A total of 749,000 options were granted under the plan on 8 February 2004. Of these, 19,000 lapsed on cessation of employment of the participant leaving 730,000 of these options on issue. These options were issued for no consideration and may be exercised on or before 8 February 2009. The exercise price under the plan is 93.75 cents per share.

100,000 options were granted under the plan on 1 July 2004. These options lapsed on cessation of employment of the participant on 31 January 2005. The exercise price under the plan was 93.75 cents per share.

A total of 192,000 options were granted under the plan on 31 December 2004. Of these, 10,000 lapsed on cessation of employment of the participant leaving 182,000 of these options on issue. These options were issued for no consideration and may be exercised on or before 31 December 2009. The exercise price under the plan is 93.75 cents per share.

100,000 options were granted under the plan on 12 May 2005. These options were issued for no consideration and may be exercised on or before 12 May 2010. The exercise price under the plan is 93.75 cents per share.

At 30 June 2005 the total number of unissued shares under these options was 1,852,000.

	CONSOLIDATED		PARENT ENTITY	
	2005 NUMBER	2004 NUMBER	2005 NUMBER	2004 NUMBER
Options vested at the reporting date	840,000	860,000	840,000	860,000

NOTE 28: EARNINGS PER SHARE

	CONSOLIDATED	
	2005 CENTS	2004 CENTS
Basic Earnings/(Loss) per share	(6.82)	(5.38)
Diluted Earnings/(Loss) per Share	(6.82)	(5.38)

Notes to the Financial Statements cont.
FOR THE YEAR ENDED 30 JUNE 2005

	2005 NUMBER	2004 NUMBER
Weighted average number of shares used as the denominator		
Weighted average number of shares used as the denominator in calculating basic earnings per share	111,235,000	102,169,098

Potential ordinary shares not considered dilutive:

As at the 30 June 2005, the Company had on issue:

220,000 options over unissued capital exercisable on or before 31 December 2005 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

220,000 options over unissued capital exercisable on or before 11 April 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

200,000 options over unissued capital exercisable on or before 30 June 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

200,000 options over unissued capital exercisable on or before 31 December 2008 at the price of 73.00 cents per ordinary share. These options are not considered dilutive.

730,000 options over unissued capital exercisable on or before 8 February 2009 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

182,000 options over unissued capital exercisable on or before 31 December 2009 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

100,000 options over unissued capital exercisable on or before 12 May 2010 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

Directors' Declaration

In the directors' opinion:

(a) the financial statement and notes set out on pages 33 to 69 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Starpharma Holdings Limited will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Peter T Bartels *AO*
DIRECTOR

28 September 2005
Melbourne

Independent Audit Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent audit report to the members of Starpharma Holdings Limited

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of Starpharma Holdings Limited (the Company) and the Starpharma Holdings Group (defined below) for the financial year ended 30 June 2005 included on Starpharma Holdings Limited's web site. The Company's directors are responsible for the integrity of the Starpharma Holdings Limited web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report and the remuneration disclosures identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report or the remuneration disclosures. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Audit opinion

In our opinion the financial report of Starpharma Holdings Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Starpharma Holdings Limited and the Starpharma Holdings Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Independent Audit Report cont.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Starpharma Holdings Limited (the company) and the Starpharma Holdings Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independent Audit Report cont.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

S.C. Bannatyne
Partner

Melbourne
28 September 2005

Shareholder Information

Supplementary information as required by Australian Stock Exchange listing requirements.

A. *Distribution of equity shareholders*

Analysis of numbers of equity security holders by size of holding as at 21 September 2005

	CLASS OF EQUITY SECURITY	
	ORDINARY SHARES	
	SHARES	OPTIONS
1 – 1,000	175	-
1,001 - 5,000	750	7
5,001 - 10,000	465	2
10,001 - 100,000	730	16
100,001 and over	123	7
	2,243	32

As at 21 September 2005 there were 87 holders of less than a marketable parcel of ordinary shares.

B. *Equity security holders*

Twenty largest security holders

Top 20 shareholders as at 21 September 2005:

		ORDINARY SHARES
	NUMBER HELD	PERCENTAGE OF ISSUED SHARES
1. ANZ Nominees Limited <Cash Income A/C>	10,532,219	9.47
2. National Nominees Ltd	7,970,579	7.17
3. Peter Malcolm Colman	5,982,482	5.38
4. Arran Bay Pty Ltd	3,680,400	3.31
5. John William Raff	3,627,831	3.26
6. Queensland Investment Corporation	3,275,000	2.94
7. Gilridge Pty Ltd	3,025,250	2.72
8. Biotech Capital Ltd	3,000,000	2.70
9. Citicorp Nominees Limited <CFSIL Cwlth Boff Super A/C>	2,300,000	2.07
10. Espasia Pty Ltd	1,650,000	1.48
11. UBS Private Clients Australia Nominees Pty Ltd	1,535,000	1.38
12. Espasia Pty Ltd	1,505,289	1.35
13. Ag-Sun Technologies Pty Ltd	1,150,250	1.03
14. Kenneth Nominees Pty Ltd <Rayse Super Fund A/C>	1,100,000	0.99
15. Applecross Secretarial Services Pty Ltd <L Gorr Family A/C>	1,077,000	0.97
16. Citicorp Nominees Pty Limited	1,073,858	0.97
17. Health Super Pty Ltd	911,253	0.82
18. Bullant Developments Pty Ltd	900,000	0.81
19. Dervat Nominees Pty Limited	880,000	0.79
20. J P Morgan Nominees Australia Limited	772,087	0.69
	55,948,498	50.30

Shareholder Information cont.

Unquoted equity securities

	NUMBER ON ISSUE	NUMBER OF HOLDERS
Options issued under the Starpharma Holdings Limited Employee Share Option Plan (ASX code SPLAM)	2,252,000	32

C. *Substantial holders*

The following information is extracted from the Company's register of substantial shareholders as at 21 September 2005:

	NUMBER HELD	PERCENTAGE
Ordinary shares		
Acorn Capital Limited	10,303,608	9.26
Peter M Colman	5,982,482	5.38

D. *Voting rights*

The voting rights attached to each class of equity securities are set out below:

(a) *Ordinary shares*

On a show of hands every member present at a meeting in person or by proxy shall have one vote and on a poll each share shall have one vote.

(b) *Options*

No voting rights.

starpharma

Starpharma Holdings Limited
ABN 20 078 532 180
Baker Building
75 Commercial Road, Melbourne VIC 3004 Australia
T +61 3 8532 2700 **F** +61 3 9510 5955 **W** www.starpharma.com